UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 2021

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐       No ☒

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

December 31, 2021 and 2020

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements at December 31, 2021 and 2020

Independent Auditor’s Report

(Translation of the report originally issued in Spanish)

To Shareholders and Directors

Embotelladora Andina S.A.

We have audited the accompanying consolidated financial statements of Embotelladora Andina S.A. and subsidiaries (“the Company”), which comprise the consolidated statement of financial position as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the Regulatory Basis of Accounting

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and subsidiaries as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with International Financial Reporting Standards.

Tatiana Ramos S.

EY Audit SpA

Santiago February 22, 2022

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

I.	Consolidated Statements of Financial Position as of December 31, 2021 and 2020	1
II.	Consolidated Statements of Income by Function for the fiscal years ended December 31, 2021 and 2020	3
III.	Consolidated Statements of Comprehensive Income for the fiscal years ended December 31, 2021 and 2020	4
IV.	Consolidated Statements of Changes in Equity for the fiscal years ended December 31, 2021 and 2020	5
V.	Consolidated Statements of Direct Cash Flows for the fiscal years ended December 31, 2021 and 2020	6
VI.	Notes to the Consolidated Financial Statements	7

Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

December 31, 2021 and 2020

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2021 and 2020

	NOTE	12.31.2021	12.31.2020
		CLP (000’s)	CLP (000’s)
ASSETS
Current assets:

Cash and cash equivalents	4	304,312,020	309,530,699
Other financial assets	5	195,470,749	140,304,853
Other non-financial assets	6	14,719,104	13,374,381
Trade and other accounts receivable, net	7	265,490,626	194,021,253
Accounts receivable from related companies	12.1	9,419,050	11,875,408
Inventory	8	191,350,206	127,972,650
Current tax assets	9	10,224,368	218,472
Total Current Assets		990,986,123	797,297,716

Non-Current Assets:
Other financial assets	5	296,632,012	162,013,278
Other non-financial assets	6	70,861,616	90,242,672
Trade and other receivables	7	126,464	73,862
Accounts receivable from related parties	12.1	98,941	138,346
Investments accounted for under the equity method	14	91,489,194	87,956,354
Intangible assets other than goodwill	15	659,631,543	604,514,165
Goodwill	16	118,042,900	98,325,593
Property, plant and equipment	11	716,379,127	605,576,545
Deferred tax assets	10.2	1,858,727	1,925,869
Total Non-Current Assets		1,955,120,524	1,650,766,684

Total Assets		2,946,106,647	2,448,064,400

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of December 31, 2021 and 2020

	NOTE	12.31.2021	12.31.2020
		CLP (000’s)	CLP (000’s)
LIABILITIES AND EQUITY
LIABILITIES
Current Liabilities
Other financial liabilities	17	47,763,039	38,566,724
Trade and other accounts payable	18	327,409,207	230,445,809
Accounts payable to related parties	12.2	56,103,461	39,541,968
Other provisions	19	1,528,879	1,335,337
Tax liabilities	9	30,512,787	8,828,599
Employee benefits current provisions	13	35,012,072	31,071,019
Other non-financial liabilities	20	31,237,834	28,266,730
Total Current Liabilities		529,567,279	378,056,186

Other financial liabilities	17	1,041,048,972	989,829,569
Accounts payable	18	256,273	295,279
Accounts payable to related companies	12.2	11,557,723	10,790,089
Other provisions	19	55,883,527	48,734,936
Deferred tax liabilities	10.2	168,454,827	153,669,547
Employee benefits non-current provisions	13	14,139,670	13,635,558
Other non-financial liabilities	20	23,784,817	21,472,048
Tax liabilities	9	-	20,597
Total Non-current liabilities		1,315,125,809	1,238,447,623

EQUITY	21
Issued capital		270,737,574	270,737,574
Retained earnings		768,116,920	654,171,126
Other reserves		37,289,310	(113,727,586)
Equity attributable to equity holders of the parent		1,076,143,804	811,181,114
Non-controlling interests		25,269,755	20,379,477
Total Equity		1,101,413,559	831,560,591
Total Liabilities and Equity		2,946,106,647	2,448,064,400

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the fiscal years ended December 31, 2021 and 2020

		01.01.2021	01.01.2020
	NOTE	12.31.2021	12.31.2020
		CLP (000’s)	CLP (000’s)
Net sales		2,216,732,593	1,698,281,237
Cost of sales	8	(1,375,392,773)	(1,022,498,659)
Gross Profit		841,339,820	675,782,578
Other income	26	1,337,878	8,356,298
Distribution expenses	25	(199,952,373)	(152,532,018)
Administrative expenses	25	(348,949,863)	(283,638,935)
Other expenses	27	(15,211,790)	(17,430,256)
Other (loss) gains	29	-	287
Financial income	28	7,791,869	14,945,879
Financial expenses	28	(52,992,456)	(54,772,837)
Share of profit (loss) of investments in associates accounted for using the equity method	14.3	3,093,102	2,228,763
Foreign exchange differences		(5,508,311)	(3,088,278)
Income by indexation units		(27,738,888)	(11,828,762)
Net income before income taxes		203,208,988	178,022,719
Income tax expense	10.1	(46,177,320)	(54,905,399)
Net income		157,031,668	123,117,320

Net income attributable to
Owners of the controller		154,698,150	121,999,805
Non-controlling interests		2,333,518	1,117,515
Net income		157,031,668	123,117,320

Earnings per Share, basic and diluted in ongoing operations		CLP	CLP
Earnings per Series A Share	21.5	155.65	122.75
Earnings per Series B Share	21.5	171.21	135.02

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the fiscal years ended December 31, 2021 and 2020

	01.01.2021	01.01.2020
	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Net Income	157,031,668	123,117,320
Other Comprehensive Income:
Components of other comprehensive income that will not be reclassified to net income for the period, before taxes
Actuarial Gains (losses) from defined benefit plans	(357,840)	(3,146,362)
Components of other comprehensive income that will be reclassified to net income for the period, before taxes
Gain (losses) from exchange rate translation differences	98,973,862	(264,119,093)
Gain (losses) from cash flow hedges	104,232,055	(12,203,755)
Income tax related to components of other comprehensive income that will not be reclassified to net income for the period
Income tax benefit related to defined benefit plans	96,617	849,518

Income tax related to components of other comprehensive income that will be reclassified to net income for the period
Income tax related to exchange rate translation differences	(22,103,267)	84,571,922
Income tax related to cash flow hedges	(28,944,992)	2,334,037
Other comprehensive income, total	151,896,435	(191,713,733)
Total comprehensive income	308,928,103	(68,596,413)
Total comprehensive income attributable to:
Equity holders of the controller	305,715,046	(68,721,632)
Non-controlling interests	3,213,057	125,219
Total comprehensive income	308,928,103	(68,596,413)

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the fiscal years ended December 31, 2021 and 2020

		Other reserves
	Issued Capital	Reserves for exchange rate differences	Cash Flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total Equity
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance as of 01.01.2021	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	154,698,150	154,698,150	2,333,518	157.031.668
Other comprehensive income	-	75,916,398	75,323,231	(222,733)	-	151,016,896	-	151,016,896	879,539	151.896.435
Comprehensive income	-	75,916,398	75,323,231	(222,733)	-	151,016,896	154,698,150	305,715,046	3,213,057	308.928.103
Dividends	-	-	-	-	-	-	(109,328,860)	(109,328,860)	(1,386,857)	(110,715,717)
Increase (decrease) from other changes *	-	-	-	-	-	-	68,576,504	68,576,504	3,064,078	71,640,582
Total changes in equity	-	75,916,398	75,323,231	(222,733)		151,016,896	113,945,794	264,962,690	4,890,278	269,852,968
Ending balance as of 12.31.2021	270,737,574	(441,580,088)	50,603,698	(4,885,926)	433,151,626	37,289,310	768,116,920	1,076,143,804	25,269,755	1,101,413,559

		Other reserves
	Issued Capital	Reserves for exchange rate differences	Cash Flow hedge reserve	Actuarial gains or losses in employee benefits	Other reserves	Total other reserves	Retained earnings	Controlling equity	Non-controlling interests	Total Equity
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Opening balance as of 01.01.2020	270,737,574	(339,076,340)	(14,850,683)	(2,230,752)	433,151,626	76,993,851	600,918,265	948,649,690	20,254,258	968,903,948
Changes in equity
Comprehensive income
Earnings	-	-		-	-	-	121,999,805	121,999,805	1,117,515	123.117.320
Other comprehensive income	-	(178,420,146)	(9,868,850)	(2,432,441)	-	(190,721,437)	-	(190,721,437)	(992,296)	(191.713.733)
Comprehensive income	-	(178,420,146)	(9,868,850)	(2,432,441)	-	(190,721,437)	121,999,805	(68,721,632)	125,219	(68.596.413)
Dividends	-	-	-	-	-	-	(103,365,468)	(103,365,468)	-	(103,365,468)
Increase (decrease) from other changes *	-	-	-	-	-	-	34,618,524	34,618,524	-	34,618,524
Total changes in equity	-	(178,420,146)	(9,868,850)	(2,432,441)	-	(190,721,437)	53,252,861	(137,468,576)	125,219	(137,343,357)
Ending balance as of 31.12.2020	270,737,574	(517,496,486)	(24,719,533)	(4,663,193)	433,151,626	(113,727,586)	654,171,126	811,181,114	20,379,477	831,560,591

*Corresponds mainly to inflation effects on the equity of our Subsidiaries in Argentina (see Note 2.5.1)

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Direct Cash Flows

For the fiscal years ended December 31, 2021 and 2020

		01.01.2021	01.01.2020
	NOTE	12.31.2021	12.31.2020
		CLP (000’s)	CLP (000’s)
Cash flows provided by (used in) Operating Activities
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		2,953,813,799	2,321,999,131
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(2,048,185,735)	(1,517,256,079)
Payments to and on behalf of employees		(216,192,088)	(189,758,823)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(278,367,683)	(266,228,165)
Dividends received		1,441,355	1,176,079
Interest payments		(55,497,167)	(44,299,001)
Interest received		5,373,494	7,538,364
Income tax payments		(46,100,050)	(29,474,900)
Other cash movements (tax on bank debits Argentina and others)		(11,230,942)	(4,927,608)
Cash flows provided by (used in) Operating Activities		305,054,983	278,768,998
Cash flows provided by (used in) Investing Activities
Proceeds from sale of Property, plant and equipment		39,919	3,570
Purchase of Property, plant and equipment		(138.856.157)	(85,874,958)
Purchase of intangible assets		(5,171,139)	(207,889)
Payment on forward, term option and financial exchange agreements		(375,579)	(472,551)
Collection on forward, term, option and financial exchange agreements		678,274	2,122,954
Purchase of other current financial assets		(54,567,998)	(139,449,884)
Net cash flows used in Investing Activities		(198.252.680)	(223,878,758)
Cash Flows generated from (used in) Financing Activities
Charges for changes in share ownership of subsidiaries		3,000,000	-
Proceeds (payments) from short term loans		-	27,633,156
Loan payments		(797,428)	(25,197,737)
Lease liability payments		(4,008,924)	(3,974,086)
Dividend payments by the reporting entity		(106,347,165)	(99,985,500)
Placement and payment of public debt		(7,165,997)	214,565,128
Net cash flows (used in) generated by Financing Activities		(115,319,514)	113,040,961
Net increase in cash and cash equivalents before exchange differences		(8,517,211)	167,931,201
Effects of exchange differences on cash and cash equivalents		9,501,803	(13,574,854)
Effects of inflation in cash and cash equivalents in Argentina		(6,203,271)	(2,393,634)
Net increase (decrease) in cash and cash equivalents		(5,218,679)	151,962,713
Cash and cash equivalents – beginning of period	4	309,530,699	157,567,986
Cash and cash equivalents - end of period	4	304,312,020	309,530,699

The accompanying notes 1 to 32 form an integral part of these Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered under No. 00124 of the Securities Registry and is regulated by Chile’s Financial Market Commission (hereinafter “CMF”) and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”) and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, Heineken, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has such a franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of Sao Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Chile expires in January 2023; in Argentina it expires in September 2022; in Brazil it expires in October 2022, and in Paraguay it expires in March 2022. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

Company management estimates that the bottling agreements will be renewed by The Coca-Cola Company as it has occurred in the past.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 55.25% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on February 22, 2022.

2 – BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1       Accounting principles and basis of preparation

The Company’s Consolidated Financial Statements for the fiscal years ended December 31, 2021 and 2020, have been prepared in accordance with the International Financial Reporting Standards (hereinafter "IFRS") issued by the International Accounting Standards Board (hereinafter "IASB").

These Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of December 31, 2021 and 2020 and the results of operations for the periods between January 1 and December 31, 2021 and 2020, together with the statements of changes in equity and cash flows for the periods between January 1 and December 31, 2021 and 2020.

These Consolidated Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2       Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the Consolidated Financial Statements from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under "Non-Controlling Interest" and “Earnings attributable to non-controlling interests", respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		12.31.2021			12.31.2020
Taxpayer ID	Company Name	Direct	Indirect	Total	Direct	Indirect	Total
59.144.140-K	Abisa Corp S.A. (1)	-	-	-	-	99.99	99.99
Foreign	Aconcagua Investing Ltda. (1)	-	-	-	0.70	99.28	99.98
96.842.970-1	Andina Bottling Investments S.A.	99.9	0.09	99.99	99.9	0.09	99.99
96.972.760-9	Andina Bottling Investments Dos S.A.	99.9	0.09	99.99	99.9	0.09	99.99
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	99.98	0.01	99.99	99.98	0.01	99.99
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	-	99.99	99.99	-	99.99
Foreign	Embotelladora del Atlántico S.A.	0.92	99.07	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
77.427.659-9	Re-Ciclar S.A. (2)	60.00	-	60.00	-	-	-
Foreign	Rio de Janeiro Refrescos Ltda.	-	99.99	99.99	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.09	99.99	99.9	0.09	99.99
96.928.520-7	Transportes Polar S.A.	99.99	-	99.99	99.99	-	99.99
76.389.720-6	Vital Aguas S.A.	66.50	-	66.50	66.50	-	66.50
93.899.000-k	VJ S.A.	15.00	50.00	65.00	15.00	50.00	65.00

(1) These companies were merged into Andina Bottling Investments Dos S.A.

(2) Re-Ciclar S.A. is a company, whose purpose is to produce recycled resin for the Coca-Cola system and third parties

2.3       Investments in associates

Ownership interest held by the Group in associates are recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group's participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina.

2.4          Financial reporting by operating segment

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•         Operation in Chile

•         Operation in Brazil

•         Operation in Argentina

•         Operation in Paraguay

2.5          Functional currency and presentation currency

2.5.1       Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the spot exchange rate in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group's net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized under comprehensive income).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina's economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial situation of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at December 31, 2021, in accordance with IAS 21 "Effects of foreign currency exchange rate variations", when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as "Exchange rate differences in the conversion of foreign operations" under other comprehensive income.

Inflation for the periods from January to December 2021 and 2020 was 50.21% and 36.01%, respectively.

2.5.2       Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.
•	Cash flow income statement are also translated at average exchange rates for each transaction.
•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.
•	The income statement is translated at the closing exchange rate at the financial statements date.
•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.
•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

2.5.3       Exchange rates

Exchange rates regarding the Chilean peso in effect at the end of each period are as follows:

Date	USD	BRL	ARS	PYG
12.31.2021	844.69	151.36	8.22	0.123
12.31.2020	710.95	136.80	8.44	0.103

2.6       Property, plant, and equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to expense in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
Other Property, plant and equipment	3-10
Bottles and containers	2-5

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

2.7	Intangible assets and Goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually for impairment. Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute Coca-Cola brand products and other brands in certain territories in Argentina, Brazil, Chile and Paraguay. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are historically permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU).

Regardless of what was stated in the previous paragraph, in the case of CGUs to which capital gains or intangible assets have been assigned with an indefinite useful life, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which Coca-Cola distribution rights have been acquired. These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile;
-	Operation in Argentina;
-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, investment in the Sorocaba associate and investment in the Leão Alimentos S.A. associate);
-	Operation in Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset's carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual test are:

a)	Discount rate

The discount rate applied in the annual test carried out in 2021 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

	2021 Discount rates	2020 Discount rates
Argentina	27.2%	28.1%
Chile	7.1%	7.2%
Brazil	9.0%	9.9%
Paraguay	8.1%	9.3%

b)	Other assumptions

The financial projections to determine the net present value of the future cash flows of the CGUs are modeled based on the main historical variables and the respective budgets approved by the CGU. In this regard, a conservative growth rate is used, which reaches 4% for the carbonated beverage category and up to 5% for less developed categories such as juices and waters. Beyond the fifth year of projection, growth perpetuity rates are established per operation ranging from a real 0.4% to 0.9% depending on the degree of maturity of the consumption of the products in each operation. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value
-	Perpetuity: Increase / Decrease of up to 30 bps in the rate to calculate the perpetual growth of future cash flows
-	EBITDA margin: Increase / Decrease of 150 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2022-2026

In each sensitization scenario of the of the 3 variables mentioned above, no signs of impairment were observed for the Company's CGUs.

The Company performs the impairment analysis on an annual basis. As a result of the tests conducted as of December 31, 2021 and 2020, no evidence of impairment was identified in any of the CGUs listed above, assuming conservative EBITDA margin projections and in line with market history.

Despite the deterioration in macroeconomic conditions experienced by the economies of the countries in which operations are carried out and as a result of the pandemic, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model.

It should be noted that although no impairment indicators were identified for the CGUs described above, the annual review of other investments identified that for the Verde Campo brand (a dairy producer owned by Trop Frutas do Brasil Ltda.), in which Andina Brazil has a minority interest, the recoverable amount would be BRL 21.8 million, an amount below the carrying amount recorded in the financial statements of BRL 34.6 million, in which Andina Brazil includes its proportional interest. Given the difference, the BRL 12.8 million loss was reduced from its book value as of December 2021, leaving a recoverable amount of BRL 21.8 million. The impairment effects were included in the consolidated results under "Share of profit (loss) of associates accounted for under the equity method". The main reasons for the impairment of the investment are due to the lower flows expected for the dairy products segment for the local Brazilian market.

2.9	Financial instruments

A financial instrument is any contract that results in the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group's business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent "solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group's financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group's instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group's consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2	Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group's financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group's financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3	Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and
-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10	Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1	Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within "other gains (losses)”.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within "foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2	Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under "Other income and losses". The fair value of these derivatives is recorded under "other current financial assets" or "other current financial liabilities" in the statement of financial position.”

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of derivatives implicitly in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. As of December 31, 2021, the Company had no implicit derivatives.

2.10.3	Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or
-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position. The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1: Quote values (unadjusted) in active markets for identical assets or liabilities

Level 2: Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable

Level 3: Valuation techniques for which the lowest level variable used, which is significant for the calculation, is not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments.

2.14	Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15	Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16	Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”.

Results from updated of actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled with the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.17	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.18	Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as lessor.

2.19	Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that would be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.20	Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the good provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.21	Contributions of The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC are recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.22	Dividend distribution

Dividend distribution to Company shareholders is recorded as a liability in the Company’s Consolidated Financial Statements, considering the 30% minimum dividend of the period’s earnings established by Chilean Corporate Law, unless otherwise agreed in the respective meeting, by the unanimity of the issued shares.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of General Shareholders’ Meeting.

2.23	Critical accounting estimates and judgments

In preparing the consolidated financial statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.23.1	Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are generating units are determined based on value in use calculations. The key variables used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors including inflation. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning end past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company's cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.23.2	Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the "multi-period excess earning method", which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.23.3       Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.23.4       Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written-off to its estimated recoverable value.

At the closing of December 2021, based on the best estimate according to the most recent reliable, reasonable and available information, Management performed a review of its accounting estimates of useful lives in the Operations in Argentina, Brazil and Paraguay.

The review of the estimates resulted in slight changes mainly in fixed assets related to Furniture and Fixtures:

Assets	Previous range of years	New range of years
Buildings	15-80	15-80
Plant and equipment	5-20	5-20
Fixed and ancillary equipment	10-50	10-50
Furniture and fixtures	4-5	5
Vehicles	4-10	4-10
Other property, plant and equipment	3-10	5-10
Containers and cases	2-5	1-8

The impact of the change in the useful life of the Company's foreign operations is not significant in the current and future years.

2.23.5 Contingency liabilities

Provisions for litigation and other contingencies are recognized when the Company has a current obligation (legal or implied) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

2.24.1	New Standards, Interpretations and Amendments for annual periods beginning on or after January 1, 2021.

Amendments to IFRS which have been issued and are effective from January 1, 2021, are detailed below.

	Amendments	Application date
IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	Interest Rate Benchmark Reform—Phase 2	January 1, 2021
IFRS 16	COVID-19-Related Rent Concessions	April 1, 2021

IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform—Phase 2

In August 2020, the IASB published the second phase of the Interest Rate Benchmark Reform containing amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. With this publication, the IASB completes its work to respond to the effects of Interbank Offer Rate Reform (IBOR) on financial information.

The amendments provide temporary exceptions that address the effects on financial information when a benchmark interest rate (IBOR) is replaced by an almost risk-free alternative interest rate.

Amendments are required and early application is permitted. A hedging ratio must be resumed if the hedging ratio were discontinued solely due to the changes required by the reform of the benchmark interest rate and would therefore not have been discontinued if the second phase of amendments had been implemented at that time. While application is retrospective, an entity is not required to restate previous periods.

The amendment is applicable for the first time in 2021, however, it has no impact on Andina’s financial statements.

IFRS 16 COVID-19-Related Rent Concessions

In May 2020, the IASB issued an amendment to IFRS 16 Leases to provide relief for lessees in the application of IFRS 16 guidance regarding lease modifications due to rent concessions occurring as a direct consequence of the Covid-19 pandemic. The amendment does not affect lessors. On March 31, the IASB extended this amendment for one year

As a practical solution, a lessee may choose not to assess whether the Covid-19-related rent reduction granted by a lessor is a modification of the lease. A lessee making this choice will recognize changes in lease payments from Covid-19-related rent reductions in the same way as it would recognize the change under IFRS 16 as if such a change was not a modification of the lease.

A lessee shall apply this practical solution retroactively, recognizing the cumulative effect of the initial application of the amendment as an adjustment in the Opening balance of accumulated results (or another component of equity, as appropriate) at the beginning of the annual reporting period in which the lessee first applies the amendment.

A lessee will apply this amendment for annual periods beginning on April 1, 2021.

Company management has not implemented this amendment because it has no Covid-19-related lease modifications.

2.24.2       New Accounting Standards, Interpretations and Amendments with effective application for annual periods beginning on or after January 1, 2020.

Standards and interpretations, as well as IFRS amendments, which have been issued, but have still not become effective as of the date of these financial statements are set forth below. The Company has not made an early adoption of these standards.

	Standards and Interpretations	Mandatory application date
IFRS 17	Insurance Contracts	January 1, 2023

IFRS 17 - Insurance Contracts

In May 2017, the IASB issued IFRS 17 Insurance Contracts, a new accounting standard for insurance contracts that covers recognition, measurement, presentation and disclosure. Once effective, it will replace IFRS 4 Insurance Contracts issued in 2005. The new rule applies to all types of insurance contracts, regardless of the type of entity issuing them, as well as certain guarantees and financial instruments with certain characteristics of discretionary participation. Some exceptions within the scope may be applied.

IFRS 17 will be effective for periods starting on or after January 1, 2023, with comparative figures required. Early application is permitted, provided that the entity applies IFRS 9 Financial Instruments, on or before the date on which IFRS 17 is first applied.

Amendments to IFRS that have been issued to become effective in the near future are detailed below.

	Amendments	Date of application
IAS 1	Disclosure of Accounting Policies	January 1, 2023
IAS 1	Classification of liabilities as current or non-current	January 1, 2023
IFRS 3	Reference to the Conceptual Framework	January 1, 2022
IAS 16	Property, Plant and Equipment — Proceeds before Intended Use	January 1, 2022
IAS 37	Onerous Contracts—Cost of Fulfilling a Contract	January 1, 2022
IFRS 10 and IAS 28	Consolidated Financial Statements - sale or contribution of assets between an investor and its associate or joint venture	To be determined
IAS 12	Deferred taxes regarding assets and liabilities that arise from a single transaction	January 1, 2023
IAS 8	Definition of Accounting estimate	January 1, 2023

IAS 1 Presentation of Financial Statements – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making materiality judgements, providing guidance and examples to help entities apply relative importance judgements to accounting policy disclosures.

Amendments have the purpose of helping entities provide disclosure on accounting policies that are more useful by:

•	Replacing the requirement for entities to disclose “significant” accounting policies with the requirement to disclose its “material” accounting policies.
•	Include guidance on how entities apply the concept of materiality indecision-making on the disclosure of accounting policies.

On assessing the relative importance of the accounting policy information, entities should consider both the size of the transaction as well as other events and conditions and the nature of these transaction.

The amendment is effective for annual periods beginning on January 1, 2023. Early application of IAS 1 amendments is allowed as long as it is disclosed.

IAS 1 Presentation of Financial Statements - Classification of liabilities as current or non-current

In June 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify requirements for the classification of liabilities as current or non-current.

The amendments are effective for periods beginning on or after January 1, 2022. Entities should carefully consider whether there are any aspects of the amendments suggesting that the terms of their existing loan agreements should be renegotiated. In this context, it is important to stress that amendments must be implemented retrospectively.

IFRS 3 Reference to the Conceptual Framework

In May 2020, the IASB issued amendments to IFRS 3 Business Combinations – Reference to the Conceptual Framework. These amendments are intended to replace the reference to an earlier version of the IASB Conceptual Framework (1989 Framework) with a reference to the current version issued in March 2018 without significantly changing its requirements.

The amendments shall be effective for periods beginning on or after January 1, 2022 and should be applied retrospectively. Early application is permitted if, at the same time or before, an entity also applies all amendments contained in the amendments to the Conceptual Framework References of the IFRS Standards issued in March 2018.

The amendments will provide consistency in financial information and avoid potential confusion by having more than one version of the Conceptual Framework in use.

IAS 16 Property, Plant and Equipment — Proceeds before Intended Use

The amendment prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss for the period, pursuant to applicable standards.

The amendment shall be effective for periods beginning on or after January 1, 2022.

IAS 37 Onerous Contracts—Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 Provisions, Contingent Liabilities, and Contingent Assets to specify the costs an entity needs to include when assessing whether a contract is onerous, or it generates losses.

The amendment shall be effective for periods beginning on or after January 1, 2022. The amendment should be applied retrospectively to existing contracts at the beginning of the annual reporting period in which the entity first applies the amendment (date of initial application). Early application is permitted and must be disclosed.

The amendments are intended to provide clarity and help ensure consistent implementation of the standard. Entities that previously applied the incremental cost approach will see an increase in provisions to reflect the inclusion of costs directly related to contract activities, while entities that previously recognized contractual loss provisions using the guidance to the previous standard, IAS 11 Construction Contracts, should exclude the allocation of indirect costs from their provisions.

IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures – sale or contribution of assets between an investor and its associate or joint venture

Amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures (2011) address a recognized inconsistency between IFRS 10 requirements and IAS 28 (2011) requirements in the treatment of the sale or contribution of assets between an investor and its associate or joint venture. The amendments, issued in September 2014, state that when the transaction involves a business (whether it is in a subsidiary or not) all gains, or losses generated are recognized. A partial gain or loss is recognized when the transaction involves assets that do not constitute a business, even when the assets are in a subsidiary. The mandatory implementation date of these amendments is yet to be determined because the IASB is awaiting the results of its research project on accounting according to the equity method of accounting. These amendments must be applied retrospectively, and early adoption is allowed, which must be disclosed.

IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

In May 2021, the IASB issued amendments to IAS 12, narrowing the scope of the initial recognition exception pursuant to IAS 12, so that it is no longer applied to transactions giving rise to equal amounts of taxable and deductible temporary differences.

The amendments clarify that when liability settlement payments are deductible for tax purposes, it is a judgement call (having considered the applicable tax legislation) if those deductions are attributable to tax effects on liabilities recognized in the financial statements (and interest expenses) or to the related asset component (and interest expenses). This judgment is important in determining if temporary differences exist in the initial recognition of the asset and liability.

Likewise, pursuant to the issued amendments, the exception in the initial recognition does not apply to transactions that, upon initial recognition, give rise to equal taxable and deductible temporary differences. It only applies when recognizing a lease asset and a lease liability (or a dismantling liability and a dismantling asset component) give rise to taxable and deductible temporary differences that are not equal. However, it is possible that the resulting deferred tax assets and liabilities may not be the same (e.g., if the entity cannot benefit from the tax deductions or if the tax rates applied are different from the taxable and deductible temporary differences). In those cases, an entity would need to account for the difference between the deferred tax asset and liability in the P&L.

The amendment will be effective for annual periods beginning on January 1, 2023.

IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

In February 2021, the IASB issued amendments to IAS 8, incorporating a new definition for “accounting estimates”. The amendments clarify the distinction between changes to accounting estimates and changes to accounting policies and error correction. Also, they clarify how entities use input and measurement techniques to develop accounting estimates.

The amended standard clarifies that the effects of accounting estimates, resulting from a change in the input or a change in the measurement technique are considered as changes in accounting estimates, as long as these did not result from error corrections of previous periods. The previous definition of a change in accounting estimate specified that the changes in accounting estimates could result from new information or new developments. Therefore, said changes are not considered error corrections.

The amendment will be effective for annual periods beginning on January 1, 2023.

The Company will perform an impact assessment of the above described amendments once they become effective.

3 – FINANCIAL REPORTING BY SEGMENT

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company's operations by segment according to IFRS is as follows:

For the period ended December 31, 2021	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Revenues from ordinary activities	975,296,052	536,955,468	539,257,423	169,216,180	(3,992,530)	2,216,732,593
Cost of sales	(630,862,197)	(296,090,157)	(361,323,450)	(91,109,499)	3,992,530	(1,375,392,773)
Distribution expenses	(78,995,679)	(78,019,531)	(33,458,924)	(9,478,239)	-	(199,952,373)
Administrative expenses	(142,762,661)	(110,329,089)	(71,995,712)	(23,862,401)	-	(348,949,863)
Financial income	(2,936,819)	5,011,888	5,327,527	389,273	-	7,791,869
Financial costs	(27,669,541)	(577,941)	(24,744,974)	-	-	(52,992,456)
Net financial costs	(30,606,360)	4,433,947	(19,417,447)	389,273	-	(45,200,587)
Share of entity in income of associates accounted for using the equity method, total	2,799,437	-	293,665	-	-	3,093,102
Income tax expense	(15,756,620)	(25,697,558)	82,395	(4,805,536)	-	(46,177,319)
Oher income (expenses)	(29,072,689)	(10,652,582)	(7,834,863)	439,023	-	(47,121,111)
Net income of the segment reported	50,039,283	20,600,498	45,603,087	40,788,800	-	157,031,668

Depreciation and amortization	38,189,190	32,863,821	23,647,789	10,074,503	-	104,775,303

Current assets	626,277,188	117,319,226	183,268,173	64,121,536	-	990,986,123
Non-current assets	739,113,114	216,757,538	720,101,674	279,148,198		1,955,120,524
Segment assets, total	1,365,390,302	334,076,764	903,369,847	343,269,734	-	2,946,106,647

Carrying amount in associates accounted for using the equity method, total	52,519,831	-	38,969,363	-	-	91,489,194

Segment disbursements of non-monetary assets	53,513,835	33,789,235	30,171,387	21,381,700	-	138,856,157

Current liabilities	283,835,866	101,832,549	109,691,047	34,207,817	-	529,567,279
Non-current liabilities	743,108,008	20,388,886	534,386,761	17,242,154	-	1,315,125,809
Segment liabilities, total	1,026,943,874	122,221,435	644,077,808	51,449,971	-	1,844,693,088

Cash flows (used in) provided by in Operating Activities	181,679,320	55,490,096	36,121,074	31,764,493	-	305,054,983
Cash flows (used in) provided by Investing Activities	(108,283,362)	(33,789,408)	(32,875,359)	(23,304,551)	-	(198,252,680)
Cash flows (used in) provided by Financing Activities	(111,533,388)	(940,318)	(2,455,073)	(390,735)	-	(115,319,514)

For the period ended December 31, 2020	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-country eliminations	Consolidated, total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Revenues from ordinary activities	644,761,885	318,827,620	580,063,307	157,152,584	(2,524,159)	1,698,281,237
Cost of sales	(392,720,439)	(172,065,726)	(373,444,835)	(86,791,818)	2,524,159	(1,022,498,659)
Distribution expenses	(59,897,972)	(49,112,014)	(34,784,528)	(8,737,504)	-	(152,532,018)
Administrative expenses	(112,306,460)	(69,668,104)	(79,674,089)	(21,990,282)	-	(283,638,935)
Financial income	6,437,945	1,169,193	7,068,396	270,345	-	14,945,879
Financial costs	(23,938,992)	(729,164)	(30,104,681)	-	-	(54,772,837)
Net financial costs	(17,501,047)	440,029	(23,036,285)	270,345	-	(39,826,958)
Share of entity in income of associates accounted for using the equity method, total	1,248,478	-	980,285	-	-	2,228,763
Income tax expense	(23,057,195)	(7,668,059)	(20,536,914)	(3,643,231)	-	(54,905,399)
Oher income (expenses)	(21,231,223)	(6,046,069)	3,064,104	222,477	-	(23,990,711)
Net income of the segment reported	19,296,027	14,707,677	52,631,045	36,482,571	-	123,117,320

Depreciation and amortization	50,271,626	22,895,329	27,339,714	10,413,848	-	110,920,517

Current assets	532,713,969	70,215,594	149,709,603	44,658,550	-	797,297,716
Non-current assets	636,275,547	144,802,176	643,447,811	226,241,150	-	1,650,766,684
Segment assets, total	1,168,989,516	215,017,770	793,157,414	270,899,700	-	2,448,064,400

Carrying amount in associates accounted for using the equity method, total	50,628,307	-	37,328,047	-	-	87,956,354

Segment disbursements of non-monetary assets	41,114,189	15,803,061	17,075,672	11,882,036	-	85,874,958

Current liabilities	198,669,957	58,904,281	96,144,933	24,337,015	-	378,056,186
Non-current liabilities	748,105,248	10,717,606	465,225,175	14,399,594	-	1,238,447,623
Segment liabilities, total	946,775,205	69,621,887	561,370,108	38,736,609	-	1,616,503,809

Cash flows (used in) provided by in Operating Activities	191,911,595	24,603,123	36,409,227	25,845,053	-	278,768,998
Cash flows (used in) provided by Investing Activities	(178,910,100)	(16,010,950)	(17,075,672)	(11,882,036)	-	(223,878,758)
Cash flows (used in) provided by Financing Activities	117,081,470	(167,606)	(3,443,826)	(429,077)	-	113,040,961

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

By item	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Cash	503,687	339,628
Bank balances	94,472,637	82,997,449
Othe fixed rate instruments	209,335,696	226,193,622
Cash and cash equivalents	304,312,020	309,530,699

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash.. There are no restrictions for significant amounts available to cash.

By currency	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
USD	13,640,823	21,332,268
EUR	2,838,102	223,449
ARS	22,425,407	14,821,502
CLP	176,278,025	201,936,140
PYG	32,856,836	21,688,915
BRL	56,272,827	49,528,425
Cash and cash equivalents	304,312,020	309,530,699

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

The composition of other financial assets is as follows:

	Balance
	Current		Non-current
Other financial assets	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Financial assets measured at amortized cost (1)	194,509,044	140,304,853	1,216,865	1,216,865
Financial assets at fair value (2)	961,705	-	281,337,127	150,983,295
Other financial assets measured at amortized cost (3)	-	-	14,078,020	9,813,118
Total	195,470,749	140,304,853	296,632,012	162,013,278

(1)	Financial instrument that does not meet the definition of cash equivalents as defined in Note 2.13.

(2)	Market value of hedging instruments. See details in Note 22.

(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products and its distribution rights, which are framed in the purchase of the "AdeS" brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Balance
	Current		Non-current
Other non-financial assets	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Prepaid expenses	7,860,112	7,932,770	1,254,775	527,110
Tax credit remainder (1)	2,022,493	234,124	(a) 52,746,937	(a) 76,262,417
Guaranty deposit	-	286	-	-
Judicial deposits	-	-	15,259,876	11,492,642
Others (2)	4,836,499	5,207,201	1,600,028	1,960,503
Total	14,719,104	13,374,381	70,861,616	90,242,672

(1) (a) In November 2006, Rio de Janeiro Refrescos Ltda. ("RJR") filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, allowing the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 92,783 million (CLP 103,540 million in 2020) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019. In addition, the company acknowledged the indirect costs (attorneys' fees, consulting, auditing, indirect taxes and other obligations) resulting from the recognition of the right acquired in court, totaling BRL 175 million.

The payment of income tax occurs when liquidating the credit, therefore the respective deferred tax liability recorded was CLP 20,246 million (BRL 148 million). Amounts already offset until 2021 were CLP 49,040 million (BRL 234 million) and in 2020 CLP 16,142 million (BRL 118 million) .

Companhia de Bebidas Ipiranga ("CBI") acquired in September 2013, also filed a court order No. 0014022-71.2000.4.03.6102 in order to recognize the same issue as the one previously described for RJR. In September 2019, the ruling favoring CBI became final, allowing the recovery of the amounts overpaid from September 12, 1989 to December 1, 2013 (date when CBI was incorporated by RJR). CBI's credit will be generated in the name of RJR, however, pursuant to the contractual clause ("Subscription Agreement for Shares and Exhibits"), as soon as collected by RJR, this payment should be immediately paid to former CBI shareholders (supervention favoring former CBI shareholders). Based on supporting documents found, for the August 1993-November 2013 period, the amount of credits related to this process have been calculated and totaled CLP 24,823 million (BRL 164 million, of which BRL 80 million corresponds to capital and BRL 84 million correspond to interest and monetary restatement), from this amount, CLP 1,059 million (BRL 7 million) must be deducted from indirect taxes, thus generating an account payable to former shareholders for CLP 23,612 million (CLP 21,204 million in 2020) (BRL 156 billion) and a government receivables related to credits for that same amount. It is worth mentioning that for the September 1989-July 1993 period, the Company did not account the credit due to the lack of supporting documents.

In addition, RJR has an associate called Sorocaba Refrescos SA ("Sorocaba"), where it has a 40% shareholding in the capital, which also filed a court order seeking recognition of the right to the same issue as RJR's action. On June 13, 2019, the ruling favoring Sorocaba became final, allowing the recovery of the amounts overpaid from July 5, 1992 until the date on which the decision became final. As of December 31, 2021, the impacts were recognized in RJR's result from its ownership in Sorocaba, totaling CLP 6,703 million (BRL 49 million, of which BRL 28 million correspond to capital and BRL 21 million correspond to interest and monetary restatement). In addition, the company recognized indirect costs (attorneys' fees, consulting, auditing, indirect taxes, and other obligations) resulting from the recognition of the right acquired in court, totaling CLP 1,513 million (CLP 1,368 million in 2020) (BRL 10 million).

Income tax payment occurs upon credit settlement, with that the respective deferred tax liability recorded was CLP 1,967 million (CLP 1,778 million in 2020) (BRL 13 million). In 2020, CLP 684 million (BRL 5 million) of the total credit obtained by Sorocaba have already been offset.

(2)	Other non-financial assets are mainly composed of advances to suppliers.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Net	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	205,466,469	151,017,754	42,726	40,432
Other debtors	55,281,501	41,688,151	83,738	32,219
Other accounts receivable	4,742,656	1,315,348	-	1,211
Total	265,490,626	194,021,253	126,464	73,862

	Balance
	Current		Non-current
Trade debtors and other accounts receivable, Gross	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Trade debtors	210,175,775	154,591,684	42,726	40,432
Other debtors	55,281,501	44,691,925	83,738	32,219
Other accounts receivable	4,744,721	1,533,307	-	1,211
Total	270,201,997	200,816,916	126,464	73,862

The stratification of the portfolio is as follows:

	Balance
Current trade debtors without impairment impact	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Less than one month	195,325,587	147,177,119
Between one and three months	6,843,836	2,230,594
Between three and six months	1,808,425	1,708,015
Between six and eight months	2,235,866	509,855
Older than eight months	4,004,787	3,006,533
Total	210,218,501	154,632,116

The Company has approximately 282,200 clients, which may have balances in the different sections of the stratification. The number of clients is distributed geographically with 67,100 in Chile, 87,400 in Brazil, 65,800 in Argentina and 61,900 in Paraguay.

The movement in the allowance for expected credit losses is presented below:

	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	6,795,663	6,492,987
Increase (decrease)	1,697,887	2,321,958
Provision reversal	(3,832,220)	(1,595,521)
Increase (decrease) for changes of foreign currency	50,041	(423,761)
Sub – total movements	(2,084,292)	302,676
Ending balance	4,711,371	6,795,663

8 – INVENTORIES

The composition of inventories is detailed as follows:

Details	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Raw materials (1)	134,153,673	80,902,721
Finished goods	34,222,429	27,556,884
Spare parts and supplies	23,063,797	19,592,377
Work in progress	109,467	76,577
Other inventories	3,358,474	3,101,016
Obsolescence provision (2)	(3,557,634)	(3,256,925)
Total	191,350,206	127,972,650

The cost of inventory recognized as cost of sales amounts to CLP 1,375,392,773 thousand and CLP 1,022,498,659 thousand as of December 31, 2021 and 2020, respectively.

(1)	Approximately 80% is composed of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in the packaging of the product.

(2)	The obsolescence provision is related mainly with the obsolescence of spare parts classified as inventories and to a lesser extent to finished products and raw materials. The general standard is to provision all those multi-functional spare parts without utility in rotation in the last four years prior to the technical analysis technical to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to maturity.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Tax assets	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Tax credits (1)	10,224,368	218,472
Total	10,224,368	218,472

(1) This item corresponds to tax surplus credits in Chile and other tax credits reported by the Brazilian operation.

The composition of current tax accounts payable is the following:

	Current		Non-current
Tax liabilities	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Income tax expense	30,512,787	8,828,599	-	20,957
Total	30,512,787	8,828,599	-	20,957

10 – INCOME TAX EXPENSE AND DEFERRED TAXES

10.1       Income tax expense

The current and deferred income tax expenses are detailed as follows:

Details	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Current income tax expense	45,614,890	55,522,189
Current tax adjustment previous period	(2,284,477)	(735,907)
Foreign dividends tax withholding expense	2,877,817	6,987,142
Other current tax expense (income)	(114,130)	(47,569)
Current income tax expense	46,094,100	61,725,855
Expense (income) for the creation and reversal of temporary differences of deferred tax and others	83,220	(6,820,456)
Expense (income) for deferred taxes	83,220	(6,820,456)
Total income tax expense	46,177,320	54,905,399

The distribution of national and foreign tax expenditure is as follows:

Income taxes	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Current taxes
Foreign	(37,363,624)	(39,128,690)
National	(8,730,476)	(22,597,165)
Current tax expense	(46,094,100)	(61,725,855)
Deferred taxes
Foreign	6,942,925	7,280,487
National	(7,026,145)	(460,031)
Deferred tax expense	(83,220)	6,820,456
Income tax expense	(46,177,320)	(54,905,399)

The reconciliation of the tax expense using the statutory rate with the tax expense using the effective rate is as follows:

Reconciliation of effective rate	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Net income before taxes	203,208,988	178,022,719
Tax expense at legal rate (27.0%)	(54,866,427)	(48,066,134)
Effect of tax rate in other jurisdictions	860,745	1,032,950
Permanent differences:
Non-taxable revenues	(10,868,056)	(2,417,582)
Non-deductible expenses	(2,935,310)	(6,007,898)
Tax effect on excess tax provision in previous periods	13,250,594	113,747
Tax effect of price-level restatement for Chilean companies	(15,794,098)	(5,936,464)
Subsidiaries tax withholding expense and other legal tax debits and credits	24,175,231	6,375,982
Adjustments to tax expense	7,828,361	(7,872,215)
Tax expense at effective rate	(46,177,321)	(54,905,399)
Effective rate	22.7%	30.8%

The applicable income tax rates in each of the jurisdictions where the Company operates are the following:

	Rate
Country	2021	2020
Chile	27.0%	27.0%
Brazil	34.0%	34.0%
Argentina	35.0%	30.0%
Paraguay	10.0%	10.0%

The entry into force of Argentine Law No. 27.630 amended the Income Tax Law and established corporate income tax rates. The Law replaces the fixed tax rate of 30% applicable for 2021 and 25% for 2022 onwards with a progressive tax scale according to the following scheme: earnings up to ARS 5,000,000 are taxed at 25%, earnings between ARS 5,000,000 and ARS 50,000,000 are taxed at 30% and earnings above ARS 50,000,000 are taxed at 35%.

The deferred tax expense amount related to the tax rate change for the Operation in Argentina is CLP 4,195,619 thousand (ARS 510,416 thousand).

10.2        Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	12.31.2021		12.31.2020
Temporary differences	Assets	Liabilities	Assets	Liabilities
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Property, plant and equipment	5,944,185	52,435,301	5,421,466	39,544,960
Obsolescence provision	1,696,051	-	1,340,235	-
ICMS exclusion credit	-	4,925,230	-	17,679,221
Employee benefits	3,163,172	115,828	4,475,497	18,300
Provision for severance indemnity	271,789	271,367	150,027	101,339
Tax loss carry forwards (1)	4,292,863	698	6,423,820	-
Tax goodwill Brazil	-	3,126,125	2,080,987	-
Contingency provision	30,216,275	-	24,103,234	-
Foreign Exchange differences (2)	7,165,844	-	8,116,713	-
Allowance for doubtful accounts	638,484	-	915,562	-
Assets and liabilities for placement of bonds	-	2,081,271	378,901	2,377,870
Lease liabilities	1,781,922	-	1,528,990	-
Inventories	652,669	-	469,416	-
Distribution rights	-	151,228,739	-	144,151,661
Hedge derivatives	-	-	-	-
Spare parts	-	3,374,376	-	-
Intangibles	130	5,440,229	-	-
Others	5,906,158	5,326,478	3,785,655	7,060,830
Subtotal	61,729,542	228,325,642	59,190,503	210,934,181
Total assets and liabilities net	1,858,727	168,454,827	1,925,869	153,669,547

(1)	Tax losses mainly associated with the subsidiary Embotelladora Andina Chile S.A. Tax losses have no expiration date in Chile.
(2)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency that for tax purposes are recognized when incurred.

Deferred tax account movements are as follows:

Movement	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	151,743,678	168,085,407
Increase (decrease) in deferred tax	4,507,688	4,411,619
Increase (decrease) due to foreign currency translation*	10,344,734	(20,753,348)
Total movements	14,852,422	(16,341,729)
Ending balance	166,596,100	151,743,678

*IAS 29 effects due to inflation in Argentina

11 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at the close of each period is detailed as follows:

Property, plant and equipment, gross	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Construction in progress	56,280,594	34,194,083
Land	101,286,107	94,321,726
Buildings	306,300,748	266,921,167
Plant and equipment	613,537,377	515,395,328
Information technology equipment	29,470,242	24,323,557
Fixed installations and accessories	61,264,172	45,558,495
Vehicles	56,346,552	45,808,748
Leasehold improvements	322,036	203,164
Rights of use (1)	69,616,828	56,726,206
Other properties, plant and equipment (2)	383,403,363	314,602,940
Total Property, plant and equipment, gross	1,677,828,019	1,398,055,414

Accumulated depreciation of Property, plant and equipment	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Buildings	(102,957,623)	(86,004,289)
Plant and equipment	(443,885,822)	(369,605,125)
Information technology equipment	(23,857,025)	(19,445,250)
Fixed installations and accessories	(38,165,051)	(27,910,603)
Vehicles	(37,161,952)	(29,397,964)
Leasehold improvements	(208,747)	(144,022)
Rights of use (1)	(45,962,853)	(35,388,929)
Other properties, plant and equipment (2)	(269,249,819)	(224,582,687)
Total accumulated depreciation	(961,448,892)	(792,478,869)
Total Property, plant and equipment, net	716,379,127	605,576,545

(1) For adoption of IFRS 16, See details of underlying assets in Note 11.1

(2) The net balance of each of these categories is presented below:

Other Property, plant and equipment, net	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Bottles	36,546,377	30,275,255
Marketing and promotional assets (market assets)	55,210,620	44,106,959
Other Property, plant and equipment	22,396,547	15,638,039
Total	114,153,544	90,020,253

11.1       Movements

Movements in Property, plant and equipment are detailed as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at 01.01.2021	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545
Additions	61,100,226	-	3,708,881	19,025,057	1,428,080	12,068	171,420	8,738	47,426,736	-	132,881,206
Right-of use additions	-	-	-	-	-	-	-	-	-	9,070,997	9,070,997
Disposals	(74,476)	-	(276,312)	(277,845)	(3,896)	(11)	(9,573)	-	(3,156,795)	-	(3,798,908)
Transfers between items of Property, plant and equipment	(39,845,790)	-	4,370,826	21,182,049	751,603	606,279	4,771,885	88,345	8,074,803	-	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(7,862,888)	(32,058,439)	(2,219,235)	(3,700,948)	(4,054,092)	(51,774)	(43,651,397)	-	(93,598,773)
Amortization	-	-	-	-	-	-	-	-	-	(8,386,063)	(8,386,063)
Increase (decrease) due to foreign currency translation differences	6,513,216	6,964,382	21,941,520	23,364,406	658,167	3,080,061	2,264,353	8,840	16,399,966	1,759,346	82,954,257
Other increase (decrease) (2)	(5,606,665)	(1)	544,220	(7,373,876)	120,191	5,453,780	(370,177)	(2)	(960,022)	(127,582)	(8,320,134)
Total movements	22,086,511	6,964,381	22,426,247	23,861,352	734,910	5,451,229	2,773,816	54,147	24,133,291	2,316,698	110,802,582
Ending balance al 12.31.2021	56,280,594	101,286,107	203,343,125	169,651,555	5,613,217	23,099,121	19,184,600	113,289	114,153,544	23,653,975	716,379,127

(1)   Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Constructions and buildings	4,042,921	(2,140,590)	1,902,331
Plant and Equipment	43,450,544	(27,325,328)	16,125,216
IT Equipment	997,458	(750,993)	246,465
Motor vehicles	12,171,762	(7,065,299)	5,106,463
Others	8,954,143	(8,680,643)	273,500
Total	69,616,828	(45,962,853)	23,653,975

Lease liabilities interest expenses at the closing of the period reached CLP 1,706,214 thousand.

(2)    Corresponds mainly to the effect of adopting IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed facilities and accessories, net	Vehicles, net	Leasehold improvements, net	Others	Rights-of-use, net (1)	Property, plant and equipment, net
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance at 01.01.2020	27,290,581	104,196,754	211,973,775	185,353,224	5,001,845	19,843,281	21,961,147	70,021	114,784,403	32,243,832	722,718,863
Additions	37,726,227	-	1,520,363	8,963,015	809,348	(1,313)	1,323,740	-	30,536,408	-	80,877,788
Right-of use additions	-	-	-	-	-	-	-	-	-	1,775,457	1,775,457
Disposals	-	-	(164,113)	(2,485,145)	(2,426)	-	(22,823)	-	(6,046,468)	(87,043)	(8,808,018)
Transfers between items of Property, plant and equipment	(23,336,382)	-	2,177,344	8,858,066	1,151,754	1,175,520	906,624	50,356	9,016,718	-	-
Right-of-use transfers	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(7,240,230)	(33,465,104)	(2,058,555)	(2,803,621)	(4,963,835)	(44,630)	(48,830,152)		(99,406,127)
Amortization										(7,851,901)	(7,851,901)
Increase (decrease) due to foreign currency translation differences	(3,086,288)	(9,936,257)	(29,231,570)	(19,859,576)	(829,268)	(628,317)	(3,124,155)	(16,605)	(11,400,730)	(4,728,542)	(82,841,308)
Other increase (decrease) (2)	(4,400,055)	61,229	1,881,309	(1,574,277)	805,609	62,342	330,086	-	1,960,074	(14,526)	(888,209)
Total movements	6,903,502	(9,875,028)	(31,056,897)	(39,563,021)	(123,538)	(2,195,389)	(5,550,363)	(10,879)	(24,764,150)	(10,906,555)	(117,142,318)
Ending balance al 12.31.2020	34,194,083	94,321,726	180,916,878	145,790,203	4,878,307	17,647,892	16,410,784	59,142	90,020,253	21,337,277	605,576,545

(1)    Right of use assets is composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Constructions and buildings	2,740,852	(1,326,250)	1,414,602
Plant and Equipment	37,671,980	(19,802,307)	17,869,673
IT Equipment	451,313	(449,249)	2,064
Motor vehicles	7,298,422	(5,966,204)	1,332,218
Others	8,563,639	(7,844,919)	718,720
Total	56,726,206	(35,388,929)	21,337,277

Lease liabilities interest expenses at the closing of the period reached CLP 2,047,387 thousand.

(2)    Corresponds mainly to the effect of adopting IAS 29 in Argentina.

12 – RELATED PARTIES

Balances and main transactions with related parties are detailed as follows:

12.1       Accounts receivable:

					12.31.2021		12.31.2020
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Taxpayer ID
					CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	3,870,800	-	3,643,603	-
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	62,756	98,941	16,024	138,346
Foreign	Coca-Cola de Argentina	Director related	Argentina	ARS	2,490,194	-	4,558,753	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	166,813	-	308,882	-
96.517.210-2	Embotelladora Iquique S.A.	Shareholder related	Chile	CLP	155,264	-	292,801	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	1,266,871	-	773,732	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	934,350	-	837,837	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	371,907	-	1,401,898	-
76.140.057-6	Monster	Associate	Chile	CLP	87,865	-	41,878	-
79.826.410-9	Guallarauco	Associate	Chile	CLP	12,230	-	-	-
Total					9,419,050	98,941	11,875,408	138,346

12.2       Accounts payable:

					12.31.2021		12.31.2020
Taxpayer ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	19,134,864	-	18,897,093	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	BRL	13,770,200	11,557,723	7,926,109	10,790,089
86.881.400-4	Envases CMF S.A.	Associate	Chile	CLP	7,609,951	-	3,856,973	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder	Argentina	ARS	9,893,495	-	4,848,196	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	577,723	-	1,323,609	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Shareholder related	Brazil	BRL	2,173,901	-	1,156,786	-
76.572.588-7	Coca-Cola del Valle New Ventures S.A.	Associate	Chile	CLP	367,186	-	490,758	-
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	CLP	-	-	3,414	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	CLP	378,718	-	118,314	-
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	ARS	277,708	-	402,581	-
77.526.480-2	Comercializadora Nova Verde	Common shareholder	Chile	CLP	1,858,682	-	518,135	-
Foreign	Coca-Cola Panamá	Shareholder related	Panama	USD	-	-	-	-
Foreign	Monster Energy Argentina S.A.	Shareholder related	Argentina	PYG	2,365	-	-	-
Foreign	Monster Energy Company – EEUU	Shareholder related	Argentina	PYG	58,668	-	-	-
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	BRL	-	-	-	-
Total					56,103,461	11,557,723	39,541,968	10,790,089

12.3       Transactions:

Taxpayer ID	Company	Relationship	Country	Transaction description	Currency	Accumulated 12.31.2021	Accumulated 12.31.2020
						CLP (000’s)	CLP (000’s)
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Concentrate purchase	CLP	174,892,744	139,193,479
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Advertising services purchase	CLP	3,290,184	2,890,638
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Water source lease	CLP	4,727,676	3,847,817
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Sale of raw materials and others	CLP	1,720,061	1,169,944
96.714.870-9	Coca-Cola de Chile S.A.	Shareholder	Chile	Minimum dividend	CLP	35,474	-
86.881.400-4	Envases CMF S.A.	Associate	Chile	Bottle purchase	CLP	17,713,063	12,210,449
86.881.400-4	Envases CMF S.A.	Associate	Chile	Raw material purchase	CLP	24,883,194	16,055,991
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of caps	CLP	153,142	91,778
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of services and others	CLP	1,325,941	520,221
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of services and others	CLP	1,430	1,578
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	7,625,273	5,992,443
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of finished products	CLP	-	2,380,574
86.881.400-4	Envases CMF S.A.	Associate	Chile	Sale of containers/raw materials	CLP	11,939,711	6,344,834
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of finished products	CLP	59,018,653	44,982,749
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of services and others	CLP	359,739	447,092
93.281.000-K	Coca-Cola Embonor S.A.	Common shareholder	Chile	Sale of raw materials and materials	CLP	523,958	197,288
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Minimum dividend	CLP	339,562	118,314
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Sale of fixed asset	CLP	357,000	-
96.891.720-K	Embonor S.A.	Shareholder related	Chile	Dividend distribution	CLP	541,188	-
96.517.310-2	Embotelladora Iquique S.A.	Shareholder related	Chile	Sale of finished products	CLP	4,220,323	167,430
89.996.200-1	Envases del Pacífico S.A.	Director related	Chile	Purchase of raw materials and materials	CLP	265,503	427
94.627.000-8	Parque Arauco S.A	Director related	Chile	Lease of space	CLP	69,151	-
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Concentrate purchase	BRL	69,785,833	71,959,416
Foreign	Recofarma do Indústrias Amazonas Ltda.	Shareholder related	Brazil	Reimbursement and other purchases	BRL	100,072	220,708
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Concentrate purchase	ARS	129,275,444	81,198,463
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising rights, prizes and others	ARS	3,230,351	-
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Shareholder related	Argentina	Advertising participation	ARS	5,201,881	6,395,881
Foreign	KAIK Participações	Associate	Brazil	Reimbursement and other purchases	BRL	21,180	14,162
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Product purchases	BRL	293,677	-
Foreign	Sorocaba Refrescos S.A.	Associate	Brazil	Product purchases	BRL	2,667,326	3,671,472
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Sale of products	CLP	269,688	-
89.862.200-2	Latam Airlines Group S.A.	Director related	Chile	Product purchase	CLP	18,695	85,140
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Sale of services and others	CLP	442,566	397,659
76.572.588-7	Coca-Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and others	CLP	4,436,600	4,410,223
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Commission payments and services	ARS	2,973,907	1,373,594
Foreign	Alimentos de Soja S.A.U.	Shareholder related	Argentina	Product purchases	ARS	11,658	80,761
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Product purchases	BRL	2,736,529
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	6,210	10,914
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	8,937,506	2,050,156
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of services and others	CLP	11,183	459,707
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Raw material purchase	CLP	4,519,948	1,009,547
96.633.550-5	Sinea S.A.	Director related	Chile	Raw material purchase	CLP	2,294,594	-
97.036.000-K	Banco Santander Chile	Director/Manager/Executive	Chile	Purchase of services-bank expenses	CLP	1,852,076	-

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Executive wages, salaries and benefits	7,253,863	7,464,071
Director allowances	1,512,500	1,479,420
Benefits accrued in the last five years and payments during the fiscal year	254,240	297,072
Benefit from termination of contracts	-	115,341
Total	9,020,603	9,355,904

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

Employee benefits are detailed as follows:

Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Accrued vacation	18,630,043	14,650,267
Participation in profits and bonuses	15,538,771	15,969,735
Severance indemnity	14,982,928	14,086,575
Total	49,151,742	44,706,577

	CLP (000’s)	CLP (000’s)
Current	35,012,072	31,071,019
Non-current	14,139,670	13,635,558
Total	49,151,742	44,706,577

13.1       Severance indemnities

The movements of employee benefits, valued pursuant to Note 2 are detailed as follows:

Movements	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	14,086,575	10,085,264
Service costs	(8,917)	1,675,492
Interest costs	1,672,491	369,332
Actuarial variations	1,216,808	3,127,398
Benefits paid	(1,984,029)	(1,170,911)
Total	14,982,928	14,086,575

13.1.1       Assumptions

The actuarial assumptions used are detailed as follows:

Assumptions	12.31.2021	12.31.2020
Discount rate	2.30%	-0.05%
Expected salary increase rate	2.0%	2.0%
Turnover rate	7.68%	7.68%
Mortality rate	RV-2014	RV-2014
Retirement age of women	60 years	60 years
Retirement age of men	65 years	65 years

13.2       Personnel expenses

Personnel expenses included in the consolidated statement of income are as follows:

Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Wages and salaries	225,883,645	187,600,163
Employee benefits	53,340,673	48,504,899
Severance benefits	4,163,608	3,238,966
Other personnel expenses	18,134,494	12,993,234
Total	301,522,420	252,337,262

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1       Description

Investments in associates are accounted for using the equity method. Investments in associates are detailed as follows:

				Investment value		Ownership interest
TAXPAYER ID	Name	Country	Functional currency	12.31.2021	12.31.2020	12.31.2021	12.31.2020
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	21,863,790	20,185,148	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	11,359,597	10,628,035	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	1,107,007	979,978	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	51,615	48,032	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	24,258,224	20,976,662	40.00%	40.00%
Foreign	Trop Frutas do Brasil Ltda. (2)	Brazil	BRL	2,192,920	4,695,228	7.52%	7.52%
76.572.588.7	Coca-Cola del Valle New Ventures S.A.	Chile	CLP	30,656,041	30,443,271	35.00%	35.00%
Total				91,489,193	87,956,354

(1)	In Envases CMF S.A., regardless of the percentage of ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

Envases CMF S.A.

Chilean entity whose corporate purpose is to manufacture and sell plastic material products and beverage bottling and packaging services. The business relationship is to supply plastic bottles, preforms and caps to Coca-Cola bottlers in Chile.

Leão Alimentos e Bebidas Ltda.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates. Invest in other companies. The business relationship is to produce non-carbonated products for Coca-Cola bottlers in Brazil.

Kaik Participações Ltda.

Brazilian entity whose corporate purpose is to invest in other companies with its own resources.

SRSA Participações Ltda.

Brazilian entity whose corporate purpose is the purchase and sale of real estate investments and property management, supporting the business of Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Sorocaba Refrescos S.A.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates, in addition to investing in other companies. It has commercial relationship with Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Trop Frutas do Brasil Ltda.

Brazilian entity whose corporate purpose is to manufacture, commercialize and export natural fruit pulp and coconut water. The business relationship is to produce products for Coca-Cola bottlers in Brazil.

Coca-Cola del Valle New Ventures S.A.

Chilean entity whose corporate purpose is to manufacture, distribute and commercialize all kinds of juices, waters and beverages in general. The business relationship is to produce waters and juices for Coca-Cola bottlers in Chile.

14.2       Movements

The movement of investments in other entities accounted for using the equity method is shown below:

Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance	87,956,354	99,866,733
Dividends received	(3,236,541)	(1,215,126)
Share in operating income	4,041,118	3,248,680
Amortization unrealized income in associates	(435,884)	(566,422)
Other increase (decrease) in investments in associates+	3,164,147	(13,377,511)
Ending balance	91,489,194	87,956,354

*Mainly due to foreign exchange rates

The main movements are explained below:

•	Dividends declared in 2021 correspond to Sorocaba Refrescos S.A., Envases CMF S.A. and Coca-Cola del Valle New Ventures S.A..
•	In 2021 it was identified that for the brand Verde Campo (Trop Frutas do Brasil Ltda.) the recoverable value would be R$ 21.8 million, an amount below the book value recorded, proportionally impacting the result of Andina Brazil according to its participation (for more information see Note 2.8).
•	In 2020 Leão Alimentos e Bebidas Ltda. recognized the value of a plant at its use value less selling costs, reducing the value previously recognized. Andina recognized a proportional loss of Ch$2,931 million as income for the period 2020.
•	In the 2020 period Sorocaba Refrescos S.A., recognized a tax credit for excluding ICMS from the basis of calculation of PIS and COFINS. Andina recognized as results for the 2020 period a proportional result of CLP 2,134 million.

14.3       Reconciliation of share of profit in investments in associates:

Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Equity value on income of associates	4,041,118	3,248,680
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(512,131)	(528,122)
Amortization goodwill in the sale of fixed assets of Envases CMF S.A.	42,633	85,266
Amortization goodwill preferred rights CCDV S.A.	(478,518)	(523,061)
Income statement balance	3,093,102	2,228,763

14.4           Summary financial information of associates:

At December 31, 2021:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Short term assets	72,400,404	19,468,334	-	20,648	68,192,154	16,765,435	29,227,758
Long term assets	42,875,230	92,639,217	9,779,486	294,662	50,034,496	33,021,014	75,706,352
Total assets	115,275,634	112,107,551	9,779,486	315,310	118,226,650	49,786,449	104,934,110
Short term liabilities	57,080,891	21,255,566	-	186,266	12,991,480	10,009,915	10,181,664
Long term liabilities	14,467,165	34,960,269	28	-	6,489,944	18,294,787	7,164,058
Total liabilities	71,548,056	56,215,834	28	186,266	19,481,425	28,304,702	17,345,722
Total Equity	43,727,578	55,891,716	9,779,458	129,043	98,745,226	21,481,747	87,588,388
Total revenue from ordinary activities	77,805,312	(25,164,499)	204,624	126,016	94,169,579	35,224,230	46,509,329
Earnings before taxes	7,347,219	4,518,371	204,624	126,016	2,876,850	(31,042,731)	2,306,620
Earnings after taxes	5,509,658	2,573,415	204,624	126,016	1,556,223	(37,324,877)	2,869,945
Other comprehensive income	-	2,363,061	-	-	49,784	30,547,925	-
Total comprehensive income	-	4,936,476	-	-	1,606,007	(6,776,952)	-
Reporting date (See Note 2.3)	12.31.2021	11.30.2021	11.30.2021	11.30.2021	11.30.2021	11.30.2021	12.31.2021

At December 31, 2020:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Trop Frutas do Brasil Ltda.	Coca-Cola del Valle New Ventures S.A.
	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Short term assets	31,354,324	17,959,344	-	20,314	70,192,521	12,293,489	37,284,398
Long term assets	43,735,099	73,675,946	8,657,291	268,126	73,918,788	63,719,245	68,450,919
Total assets	75,089,423	91,635,289	8,657,291	288,440	144,111,309	76,012,734	105,735,317
Short term liabilities	17,929,088	16,295,336	-	168,354	28,383,151	5,000,314	9,116,608
Long term liabilities	16,704,773	28,180,230	26	-	9,251,314	16,235,813	10,883,589
Total liabilities	34,633,861	44,475,566	26	168,354	37,634,465	21,236,127	20,000,197
Total Equity	40,455,561	47,159,723	8,657,265	120,086	106,476,844	54,776,607	85,735,120
Total revenue from ordinary activities	60,067,879	52,345,526	96,980	117,350	84,813,829	31,483,800	30,329,646
Earnings before taxes	5,587,691	4,028,010	96,980	117,350	(38,601,167)	(1,391,494)	(1,226,517)
Earnings after taxes	4,717,515	3,004,352	96,980	117,350	(39,244,393)	(890,021)	(475,467)
Other comprehensive income	-	(1,899,548)	-	-	472,160	-	-
Total comprehensive income	-	1,104,804	-	-	(38,772,233)	-	-
Reporting date (See Note 2.3)	12.31.2020	11.30.2020	11.30.2020	11.30.2020	11.30.2020	11.30.2020	12.31.2020

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets other than goodwill are detailed as follows:

	December 31, 2021			December 31, 2020
	Gross	Accumulated	Net	Gross	Accumulated	Net
Description	Value	Amortization	Value	Value	Amortization	Value
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Distribution rights (1)	650,411,156	(3,896,827)	646,514,329	598,371,081	(2,005,344)	596,365,737
Software	44,084,900	(31,019,938)	13,064,962	35,030,003	(26,882,550)	8,147,453
Others	509,957	(457,705)	52,252	417,957	(416,982)	975
Total	695,006,013	(35,374,470)	659,631,543	633,819,041	(29,304,876)	604,514,165

(1)	Correspond to the contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

The distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test, Such distribution rights have an indefinite useful life and are not subject to amortization, except for the Monster rights that are amortized in the term of the agreement which is 4 years.

Distribution rights	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Chile (excluding Metropolitan Region, Rancagua and San Antonio)	303,973,971	303,702,092
Brazil (Rio de Janeiro, Espírito Santo, Ribeirão Preto and investments in Sorocaba and Leão Alimentos e Bebidas Ltda.) *	158,175,979	138,176,054
Paraguay	181,675,993	152,595,420
Argentina (North and South)	2,688,386	1,892,171
Total	646,514,329	596,365,737

* On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company's long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September, 2021 Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

The movement and balances of identifiable intangible assets are detailed as follows:

	January 1 to December 31, 2021				January 1 to December 31, 2020
	Distribution				Distribution
Description	rights	Others	Software	Total	rights	Others	Software	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Opening balance	596,365,737	977	8,147,451	604,514,165	666,755,196	456,763	7,863,416	675,075,375
Additions	5,773,560	-	6,998,593	12,772,153	94,661	-	2,575,125	2,669,786
Amortization	(152,644)	-	(2,637,823)	(2,790,467)	(1,573,878)	-	(2,088,612)	(3,662,490)
Other increases (decreases) (1)	44.527.676	51,275	556,741	45,135,692	(68,910,242)	(455,786)	(202,478)	(69,568,506)
Saldo final	646,514,329	52,252	13,064,962	659,631,543	596,365,737	977	8,147,451	604,514,165

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.

16 – GOODWILL

Movement in Goodwill is detailed as follows:

Cash Generating Unit	01.01.2021	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2021
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	56,001,413	5,850,036	61,851,449
Argentine operation	27,343,642	12,632,750	39,976,392
Paraguayan operation	6,477,515	1,234,521	7,712,036
Total	98,325,593	19,717,307	118,042,900

Cash Generating Unit	01.01.2020	Foreign currency translation differences where functional currency is different from presentation currency	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	75,674,072	(19,672,659)	56,001,413
Argentine operation	29,750,238	(2,406,596)	27,343,642
Paraguayan operation	7,294,328	(816,813)	6,477,515
Total	121,221,661	(22,896,068)	98,325,593

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

Liabilities are detailed as follows:

	Balance
	Current		Non-current
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank loans (Note 17.1.1 - 2)	26,617	799,072	4,000,000	4,000,000
Bonds payable, net[1] (Note 17.2)	25,383,339	18,705,015	1,020,661,942	918,921,342
Bottle guaranty deposits	13,402,885	12,126,831	-	-
Derivative contract liabilities (Note 17.3)	758,663	1,217,322	-	51,568,854
Lease liabilities (Note 17.4.1 - 2)	8,191,535	5,718,484	16,387,030	15,339,373
Total	47,763,039	38,566,724	1,041,048,972	989,829,569

1 Amounts net of issuance expenses and discounts related to issuance.

The fair value of financial assets and liabilities is presented below:

Current	Book value 12.31.2021	Fair value 12.31.2021	Book value 12.31.2020	Fair value 12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Cash and cash equivalent (2)	304,312,020	304,312,020	309,530,699	309,530,699
Other financial assets (1)	961,705	961,705	-	-
Trade debtors and other accounts receivable (2)	265,490,626	265,490,626	194,021,253	194,021,253
Accounts receivable related companies (2)	9,419,050	9,419,050	11,875,408	11,875,408
Bank liabilities (2)	26,617	111,992	799,072	896,307
Bonds payable (2)	25,383,339	26,774,799	18,705,015	22,471,852
Bottle guaranty deposits (2)	13,402,885	13,402,885	12,126,831	12,126,831
Forward contracts liabilities (see Note 22) (1)	758,663	758,663	1,217,322	1,217,322
Leasing agreements (2)	8,191,535	8,191,535	5,542,356	5,542,356
Accounts payable (2)	327,710,552	327,710,552	230,438,133	230,438,133
Accounts payable related companies (2)	56,103,461	56,103,461	39,541,968	39,541,968

Non-current	12.31.2021	12.31.2021	12.31.2020	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Other financial assets (1)	281,337,127	281,337,127	150,983,295	150,983,295
Non-current accounts receivable (2)	126,464	126,464	73,862	73,862
Accounts receivable related companies (2)	98,940	98,940	138,346	138,346
Bank liabilities (2)	4,000,000	4,056,753	4,000,000	4,056,753
Bonds payable (2)	1,020,661,942	1,041,841,338	918,921,342	1,088,617,557
Leasing agreements (2)	16,387,030	16,387,030	15,339,373	15,339,373
Non-current accounts payable (2)	256,273	256,273	295,279	295,279
Derivative contracts liabilities (see Note 22) (1)	-	-	51,568,854	51,568,854

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.
(2)	Financial instruments such as: Cash and Cash Equivalents, Trade and Other Accounts Receivable, Accounts Receivable, Bottle Guarantee Deposits and Trade Accounts Payable, and Other Accounts Payable present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1.1 Bank liabilities, current

									Maturity		Total
Indebted entity			Creditor entity				Tipo de	Nominal	Up to	90 days to	At	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	12.31.2021	12.31.2020
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	UF	Semiannually	2.13%	-	-		760,667
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	26,617	-	26,617	33,111
Foreign	Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Galicia y Buenos Aires S.A.	Argentina	ARS	Monthly	22.00%	-	-	-	5,294
Total											26,617	799,072

17.1.2 Bank liabilities, non-current

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	More than 2	More than 3	More than 4	More than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	Up to 4 years	Up to 5 years	years	12.31.2021
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
Total														4,000,000

17.1.3 Bank liabilities, non-current previous year

									Maturity
Indebted entity			Creditor entity				Type of	Nominal	1 year up to	more than 2	more than 3	more than 4	more than 5	At
Taxpayer ID	Name	Country	Taxpayer ID	Name	Country	Currency	Amortization	Rate	2 years	up to 3 years	up to 4 years	up to 5 years	years	12.31.2020
									CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
96.705.990-0	Envases Central S.A.	Chile	97.006.000-6	Banco BCI	Chile	CLP	Semiannually	2.00%	-	-	4,000,000	-	-	4,000,000
Total														4,000,000

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to restrictions for the reported periods.

17.2        Bond obligations

On January 21, 2020, the Company issued corporate bonds on the international market for USD 300 million with a 30-year maturity, with a bullet structure and an annual interest rate of 3.950%. In parallel, derivatives (Cross Currency Swaps) covering 100% of the financial obligations of the bond that are denominated in US dollars have been contracted re-denominating that liability to UF.

	Current		Non-current		Total
Composition of bonds payable	12.31.2021	12.31.2020	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bonds face value [1]	26,103,215	19,347,033	1,027,864,462	925,968,913	1,053,967,677	945,315,946

17.2.1       Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market and bonds in U.S. dollars issued by the Parent Company on the international market. A detail of these instruments is presented below:

							Current		Non-current
	Series	Current nominal amount	Adjustment unit	Interest rate	Final maturity	Interest payment	12.31.2021	12.31.2020	12.31.2021	12.31.2020
Bonds							CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration 254 06.13.2001	B	1,389,336	UF	6.5%	12-01-2026	Semiannually	8,769,787	7,776,693	34,515,188	40,388,468
CMF Registration 641 08.23.2010	C	1,363,636	UF	4.0%	08-15-2031	Semiannually	4,853,856	647,672	38,035,317	43,605,495
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.8%	08-16-2034	Semiannually	1,737,109	1,629,677	123,966,960	116,281,320
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75%	03-01-2035	Semiannually	1,151,467	1,083,063	92,975,229	87,210,999
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83%	09-25-2039	Semiannually	1,316,202	1,234,601	176,652,918	165,700,881
Bonds USA 2023 10.01.2013	-	365,000,000	US$	5.0%	10-01-2023	Semiannually	3,853,898	3,243,709	308,311,850	259,496,750
Bonds USA 2050 01.01.2020	-	300,000,000	US$	3.95%	01-21-2050	Semiannually	4,420,896	3,731,618	253,407,000	213,285,000
						Total	26,103,215	19,347,033	1,027,864,462	925,968,913

1 Gross amounts do not consider discounts related to issuance.

17.2.2 Non-current maturities

		Year of maturity				Total Non-current
	Series	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5	12.31.2021
		CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
CMF Registration 254 06.13.2001	B	9,098,047	9,689,420	10,319,232	5,408,489	34,515,188
CMF Registration 641 08.23.2010	C	4,226,146	4,226,147	4,226,146	25,356,878	38,035,317
CMF Registration 760 08.20.2013	D	-	-	-	123,966,960	123,966,960
CMF Registration 760 04.02.2014	E	-	-	-	92,975,229	92,975,229
CMF Registration 912 10.10.2018	F	-	-	-	176,652,918	176,652,918
Bonds USA	-	-	308,311,850	-	-	308,311,850
Bonds USA 2	-	-	-	-	253,407,000	253,407,000
Total		13,324,193	322,227,417	14,545,378	677,767,474	1,027,864,462

17.2.3 Market rating

The bonds issued on the Chilean market had the following rating:

AA	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	Standard&Poors Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4        Restrictions

17.2.4.1          Restrictions regarding bonds placed abroad.

Obligations with bonds placed abroad are not affected by financial restrictions for the periods reported.

17.2.4.2 Restrictions regarding bonds placed in the local market.

The following financial information was used for calculating restrictions:

12.31.2021
CLP (000’s)
Total Equity	1,101,413,559
Net financial debt	307,692,116
Unencumbered assets	2,638,120,437
Total unsecured liabilities	1,562,394,258
EBITDA LTM	382,001,096
Net financial expenses LTM	48,510,695

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

In October 2020, the Consolidated Financial Liabilities/Consolidated Equity no more than 1.20 times covenant was amended as follows:

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, this ratio is 0.28 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio is 1.69 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain a level of "Net Financial Debt" within its quarterly financial statements that may not exceed 1.5 times, measured over figures included in its consolidated statement of financial position. To this end, net financial debt shall be defined as the ratio between net financial debt and total equity of the issuer (equity attributable to controlling owners plus non-controlling interest). On its part, net financial debt will be the difference between the Issuer's financial debt and cash.

As of the date of these financial statements, net financial debt level was 0.28 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less "Other Current Financial Assets" and "Other Non-Current Financial Assets" of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these financial statements, this ratio was 1.69 times.

•	Maintain a level of "Net Financial Coverage" greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer's Ebitda of the last 12 months and the issuer's Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer's financial debt account accounted for under "Financial Costs"; and interest income associated with the issuer's cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these financial statements, Net Financial Coverage was 7.87 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, Indebtedness Level is 0.28 times of Consolidated Equity.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.69 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as "TCCC" or the "Licensor" for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory, means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called "Metropolitan Region". This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

•	Maintain an indebtedness level where Net Consolidated Financial Liabilities to Consolidated Equity does not exceed 1.20 times. For these purposes Net Consolidated Financial Liabilities shall be regarded as (i) “Other Current Financial Liabilities,” plus (ii) “Other Non-Current Financial Liabilities,” less (iii) the addition of “Cash and Cash Equivalents” plus “Other Current Financial Assets;” plus “Other Non-Current Financial Assets) (to the extent they correspond to asset balances of derivative financial instruments, taken to cover exchange rate and/or interest rate risks on financial liabilities). Consolidated Equity will be regarded as total equity including non-controlling interest.

As of the date of these financial statements, this ratio was 0.28 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under "Other Current Financial Assets" and "Other non-current Financial Assets" of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these financial statements, this ratio was 1.69 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer's Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term "Adjusted Consolidated Operating Cash Flow" shall mean the addition of the following accounting accounts of the Issuer's Consolidated Statement of Financial Position: (i) "Gross Profit" which includes regular activities and cost of sales; less (ii) "Distribution Costs"; less (iii) "Administrative Expenses"; plus (iv) "Participation in profits (losses) of associates that are accounted for using the equity method"; plus (v) "Depreciation"; plus (vi) "Intangibles Amortization".

As of December 31, 2021 and 2020, the Company complies with all financial collaterals.

It should be noted that on November 11, 2021, bondholders' meetings were held for the series C, D, E and F bonds issued in the local market under the lines registered in the Securities Registry of the CMF under No. 641 (Series C), No. 760 (Series D and E) and No. 912 (Series F), and for the series B bonds corresponding to the fixed amount issue registered in the Securities Registry of the CMF under No. 254.

As a result of the aforementioned bondholders' meetings, by means of public deeds dated November 19, 2021 granted at the Santiago Notary Office of Mr. Iván Torrealba Acevedo, the issuance contracts of the aforementioned bond issues were amended. Additionally, by means of public deeds granted on the same date and at the same Notary's office, the issuance contracts of the bond lines registered in the Securities Registry of the CMF under No. 911, No. 971 and No. 972 were also amended, in respect of which there were no bonds outstanding at the date of said deeds. In this regard, amendments were made to the financial indebtedness covenant that existed in the aforementioned issuance contracts, to be replaced by a new indebtedness level obligation defined as follows:

Indebtedness Level: To maintain an Indebtedness Level, measured and calculated quarterly on the Issuer's Consolidated Financial Statements, presented in the form and terms determined by the Financial Market Commission, no greater than three point five times.

The following terms shall be understood as:

- "Indebtedness Level" shall mean the ratio between /a/ the average of the Consolidated Net Financial Liabilities, calculated on the last four "Consolidated Financial Statements of Financial Position" contained in the Issuer's Consolidated Financial Statements submitted by the Issuer as of the calculation date to the Financial Market Commission; and /b/ the accumulated EBITDA in the twelve consecutive month period ending at the close of the last of the "Consolidated Financial Statements of Results by Function" contained in the Consolidated Financial Statements that the Issuer has filed as of the calculation date with the Financial Market Commission.

- "Consolidated Net Financial Liabilities" the result of the following operations on the accounting items of the "Consolidated Financial Statements of Financial Position" contained in the Issuer's Consolidated Financial Statements indicated below: /i/ "Other Financial Liabilities, Current", which include short-term obligations with banks and financial institutions, obligations with the public at face rate, issuance expenses and discounts associated with the placement and other minor items that according to IFRS regulations must be included in this category; plus /ii/ "Other Non-Current Financial Liabilities", which include long-term obligations with banks and financial institutions, obligations with the public at face rate, issuance costs and discounts associated with the placement and other minor items that according to IFRS standards should be included in this category; minus /iii/ the sum of "Cash and Cash Equivalents"; plus "Other Financial Assets, Current"; plus "Other Financial Assets, Non-Current" /to the extent that they correspond to asset balances for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities/;

- EBITDA" the aggregate of the following accounts of the "Consolidated Financial Statements of Income by Function" contained in the Issuer's Consolidated Financial Statements: "Revenues from Ordinary Activities", "Cost of Sales", "Distribution Costs", "Administrative Expenses" and "Other Expenses, by function", discounting the value of "Depreciation" and "Amortization for the Year" presented in the Notes to the Issuer's Consolidated Financial Statements.

It should be noted that the modification of the financial covenant was ratified by Chile’s Financial Market Commission (CMF) on February 3, 2022 for bond lines No. 254, No. 641, on February 7, 2022 for bond line No. 760 and on February 11 for bond line No. 912.

The calculation of the index at December 31, 2021 was 0.89 times, complying with the limit of not exceeding 3.50 times.

17.3 Derivative contract obligations

Please see details in Note 22.

17.4.1 Current liabilities for leasing agreements

								Maturity		Total
Indebted entity		Creditor entity				Amortization	Nominal	Up to	90 days up to	Al	al
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	90 days	1 year	12.31.2021	12.31.2020
								M$	M$	M$	M$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	208,428	664,893	873,321	698,526
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	BRL	Monthly	7.39%	46,545	133,591	180,136	208,738
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	86,365	181,387	267,752	183,694
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	BRL	Monthly	3.50%	72,497	216,912	289,409	269,310
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	37,087	111,260	148,347	83,469
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	24,779	-	24,779	124,927
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	94,094	392,699	486,793	213,905
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	USD	Monthly	12.00%	34,526	103,577	138,103	82,227
VJ S.A.	Chile	93.899.000-k	De Lage Landen Chile S.A	Chile	USD	Linear	12.16%	137,601	421,271	558,872	-
Vital Aguas S.A	Chile	76.389.720-6	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Linear	7.50%	298,788	808,351	1,107,139	1,171,464
Envases Central S.A	Chile	96.705.990-0	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Linear	5.56%	584,259	1,780,718	2,364,977	2,290,464
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	PGY	Monthly	1.00%	66,479	118,866	185,345	215,632
Transportes Polar S.A.	Chile	96.928.520-7	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	25,212	76,738	101,950	92,778
Embotelladora Andina S.A	Chile	91.144.000-8	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	13,997	-	13,997	83,350
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	68,732	205,331	274,063	-
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.08%	94,083	282,363	376,446	-
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	197,874	602,232	800,106	-
									Total	8,191,535	5,718,484

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2 Non-current liabilities for leasing agreements

							Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2021
								CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	986,852	1,115,143	1,260,112	1,423,926	3,917,596	8,703,629
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	64,906	69,872	75,217	80,971	256,055	547,021
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Real estate	Brazil	BRL	Monthly	8.10%	115,321	28,670	-	-	-	143,991
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	3.50%	276,248	269,864	249,693	29,102	27,331	852,238
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	86,276	-	-	-	86,276
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	296,693	-	234,882	-	531,575
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	86,139	-	-	-	86,139
VJ S.A.	Chile	Foreign	De Lage Landen Chile S.A	Chile	USD	Monthly	12.16%	1,343,457	-	-	-	-	1,343,457
Envases Central S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	5.56%	602,887	-	-	-	-	602,887
Transportes Andina Refrescos Ltda	Chile	85.275.700-0	Arrendamiento De Maquinaria SPA	Chile	UF	Monthly	1.00%	-	541,264	-	44,696	-	585,960
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	212,945	-	64,460	-	277,405
Transportes Andina Refrescos Ltda	Chile	77.526.480-2	Comercializadora Novaverde Limitada	Chile	UF	Monthly	0.08%	-	156,942	-	-	-	156,942
Transportes Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	0.24%	-	1,670,939	-	798,571	-	2,469,510
												Total	16,387,030

17.4.3 Non-current liabilities for leasing agreements (previous year)

							Maturity
Indebted entity		Creditor entity				Amortization	Nominal	1 year up to	2 years up to	3 years up to	4 years up to	More than	at
Name	Country	Taxpayer ID	Name	Country	Currency	Type	Rate	2 years	3 years	4 years	5 years	5 years	12.31.2020
								CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)	CLP (000’S)
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Cogeração - Light ESCO	Brazil	BRL	Monthly	12.28%	789,334	891,946	1,007,901	1,138,928	4,827,833	8,655,942
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Tetra Pack|	Brazil	BRL	Monthly	7.39%	95,856	-	-	-	-	95,856
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Real estate	Brazil	BRL	Monthly	8.20%	72,906	32,980	23,547	-	-	129,433
Rio de Janeiro Refrescos Ltda.	Brasil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	BRL	Monthly	6.56%	261,577	249,681	243,911	225,680	51,007	1,031,856
Embotelladora del Atlántico S.A.	Argentina	Foreign	Banco Comafi	Argentina	USD	Monthly	12.00%	-	20,867	-	-	-	20,867
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	USD	Monthly	12.00%	-	249,854	-	249,854	72,874	572,582
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	128,930	-	-	-	128,930
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	ARS	Monthly	50.00%	-	95,931	-	-	-	95,931
Vital Aguas S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	8.20%	1,107,140	-	-	-	-	1,107,140
Envases Central S.A	Chile	76.572.588-7	Coca-Cola del Valle New Ventures S.A	Chile	CLP	Monthly	9.00%	2,967,864	-	-	-	-	2,967,864
Paraguay Refrescos SA	Paraguay	80.003.400-7	Tetra Pack Ltda. Suc. Py	Paraguay	Guaraní	Monthly	1.00%	-	163,635	-	-	-	163,635
Transportes Polar S.A.	Chile	76.413.243-2	Cons. Inmob. e Inversiones Limitada	Chile	UF	Monthly	2.89%	-	193,789	-	161,551	-	355,340
Embotelladora Andina S.A	Chile	76.178.360-2	Central de Restaurante Aramark Ltda.	Chile	CLP	Monthly	1.30%	-	13,997	-	-	-	13,997
												Total	15,339,373

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

Trade and other current accounts payable are detailed as follows:

	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Classification
Current	327,409,207	230,445,809
Non-current	256,273	295,279
Total	327,665,480	230,741,088

Item
	CLP (000’s)	CLP (000’s)
Trade accounts payable	248,163,428	163,361,078
Withholding tax	54,812,365	48,566,443
Others	24,689,687	18,813,567
Total	327,665,480	230,741,088

19 – OTHER PROVISIONS, CURRENT AND NON-CURRENT

19.1       Balances

The composition of provisions is as follows:

Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Litigation (1)	57,412,406	50,070,273
Total	57,412,406	50,070,273

Current	1,528,879	1,335,337
Non-current	55,883,527	48,734,936
Total	57,412,406	50,070,273

(1)	Correspond to the provision made for the probable losses of fiscal, labor and commercial contingencies, based on the opinion of our legal advisors, according to the following detail:

Description (see note 23.1)	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Tax contingencies	28,673,105	25,543,101
Labor contingencies	9,502,630	8,688,551
Civil contingencies	19,236,671	15,838,621
Total	57,412,406	50,070,273

19.2       Movements

The movement of principal provisions over litigation is detailed as follows:

Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Opening balance at January 1st	50,070,273	69,107,550
Additional provisions	948,632	172,801
Increase (decrease) in existing provisions	5,903,714	4,624,789
Used provision (payments made charged to the provision)	(3,717,687)	(5,799,209)
Reversal of unused provision	(788,215)	-
Increase (decrease) due to foreign exchange rate differences	4,995,689	(18,035,658)
Total	57,412,406	50,070,273

20 – OTHER NON-FINANCIAL LIABILITIES

Other current and non-current liabilities at each reporting period end are detailed as follows:

	Current		Non-current
Description	12.31.2021	12.31.2020	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Dividends payable	29,020,899	25,999,055	-	-
Others (1)	2,216,935	2,267,675	23,784,817	21,472,048
Total	31,237,834	28,266,730	23,784,817	21,472,048

(1)	Other non-current corresponds mainly to accounts payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

21 – EQUITY

21.1         Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2021	2020
A	473,289,301	473,289,301
B	473,281,303	473,281,303

21.1.1       Capital:

	Paid-in and subscribed capital
Series	2021	2020
	CLP (000’s)	CLP (000’s)
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2	Rights of each series:

●           Series A: Elects 12 of the 14 Directors.

●           Series B: Receives an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2	Dividend policy

Under Chilean law, we must distribute cash dividends equivalent to at least 30% of our annual net profit, barring a unanimous vote by shareholders to the contrary. If there is no net profit in a given year, the Company shall not be legally obligated to distribute dividends from accumulated earnings, unless approved by the General Shareholders Meeting. At the General Shareholders’ Meeting held in April 2021, shareholders agreed to pay out of the 2020 earnings a final dividend and an additional dividend to the 30% required by Chille’s Law on Corporations, which were paid in May 2021 and August 2021, respectively.

In accordance with the provisions of Circular No. 1.945 of the Commission for the Financial Market (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments of adopting IFRS as cumulative gains whose distribution is conditional on their future realization.

The dividends declared and/or paid per share are presented below:

Periods approved - paid		Dividend type	Profits imputable to dividends	CLP Series A	CLP Series B
02-25-2020	05-29-2020	Final	2019 Earnings	26.00	28.60
02-25-2020	08-28-2020	Additional	Accumulated Earnings	26.60	28.60
10-27-2020	11-24-2020	Interim	2020 Earnings	26.60	28.60
12-22-2020	01-29-2021	Interim	2020 Earnings	26.00	28.60
04-15-2021	05-28-2021	Final	2020 Earnings	26.00	28.60
04-15-2021	08-27-2021	Additional	2020 Earnings	26.00	28.60
09-28-2021	10-29-2021	Interim	2021 Earnings	29.00	31.90
12-21-2021	01-28-2022	Interim	2021 Earnings	29.00	31.90

21.3	Other reserves

The balance of other reserves includes the following:

Concept	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(441,580,088)	(517,496,486)
Cash flow hedge reserve	50,603,698	(24,719,533)
Reserve for employee benefit actuarial gains or losses	(4,885,926)	(4,663,193)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,568
Total	37,289,310	(113,727,586)

21.3.1       Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2       Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts are expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3       Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4       Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5       Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment equivalents accounted for using the equity method, Translation reserves are detailed as follows:

Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Brazil	(167,447,389)	(203,657,392)
Argentina	(294,696,228)	(291,332,402)
Paraguay	20,563,529	(22,506,692)
Total	(441,580,088)	(517,496,486)

The movement of this reserve for the periods ended on the dates indicated below, is detailed as follows:

Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Brazil	36,210,003	(104,863,274)
Argentina	(3,363,826)	(44,916,480)
Paraguay	43,070,221	(28,640,392)
Total	75,916,398	(178,420,146)

21.4       Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

		Non-controlling interests
Description	Ownership %		Equity		Income
			December	December	December	December
	2021	2020	2021	2020	2021	2020
			CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Embotelladora del Atlántico S.A.	0.0171	0.0171	33,794	23,662	3,463	2,312
Andina Empaques Argentina S.A.	0.0209	0.0209	3,761	2,349	326	244
Paraguay Refrescos S.A.	2.1697	2.1697	6,331,726	5,037,332	885,010	791,576
Vital S.A.	35.0000	35.0000	8,056,551	8,176,999	499,923	285,269
Vital Aguas S.A.	33.5000	33.5000	2,041,837	1,912,023	130,522	109,110
Envases Central S.A.	40.7300	40.7300	5,738,008	5,227,112	750,192	(70,996)
Re-Ciclar S.A.(*)	40.0000	-	3,064,078	-	64,082	-
Total			25,269,755	20,379,477	2,333,518	1,117,515

(*) Re-Ciclar is a company, whose purpose is to produce recycled resin for the Coca-Cola system and third parties. Non-controlling interest reaches 40.0%.

21.5       Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	12.31.2021
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	73,666,409	81,031,741	154,698,150
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	155.65,	171.21,	163.43,

Earnings per share	12.31.2020
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (CLP 000’s)	58,095,636	63,904,169	121,999,805
Average weighted number of shares	473,289,301	473,281,303	946,570,604
Earnings per basic and diluted share (CLP)	122.75	135.02	128.89

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains “Cross Currency Swaps” and “Currency Forward” agreements as derivative financial instruments.

Cross Currency Swaps ("CCS"), also known as interest rate and currency swaps are valued by the method of discounted future cash flows at a market rate corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of forward currency contracts is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

As of the date of these financial statements, the Company holds the following derivative instruments:

22.1       Accounting recognition of cross currency swaps

Cross Currency Swaps, associated with local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento totaling UF 9,752,973 in 2021 (UF 10,148,159 in 2020), to convert those obligations to CLP.

These contracts were valued at fair value, yielding a net asset at the closing date of the financial statements of CLP 34,239,224 thousand (CLP 6,229,116 thousand in 2020) which is presented in Other non-current financial assets. Maturity dates of derivative contracts are distributed throughout 2026, 2031, 2034 and 2035.

Cross Currency Swaps, associated with international Bonds (U.S.A.)

At the closing date of these financial statements, the Company maintains derivative contracts to secure US Dollar public bond obligations of USD 360 million due in 2023, to convert such obligations into Brazilian Real. In addition, derivative contracts amounting to USD 300 million are held to convert such obligation into Unidades de Fomento (UF - CLP re-adjustable by the Consumer Price Index) due in 2050. The valuation of the first contract at its fair values generates an asset of CLP 192,844,908 thousand as of the closing date of these financial statements(CLP 144,684,179 thousand as of December 31, 2020), while the valuation of the second contract at its fair value generates an asset of CLP 54,252,995 thousand at the closing date of these financial statements (CLP 51,568,854 thousand liability at December 31, 2020).

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars are absorbed by the amounts recognized under comprehensive income.

22.2       Forward currency transactions expected to be very likely

During 2021 and 2020, Embotelladora Andina entered into forward contracts to ensure the exchange rate on future commodity purchasing needs for its 4 operations, i.e., closing forward instruments in USD/ARS, USD/BRL, USD/CLP and USD/GYP. As of December 31, 2021, outstanding contracts amount to USD 70.2 million (USD 54.0 million as of December 31, 2020).

Futures contracts that ensure prices of future raw materials have not been designated as hedge agreements, since they do not fulfill IFRS documentation requirements, whereby its effects on variations in fair value are accounted for directly under other comprehensive income.

Fair value hierarchy

At the closing date of these financial statements, the Company held assets for derivative contracts for CLP 282,298,832 thousand (CLP 150,983,295 thousand as of December 31, 2020) and held liabilities for derivative contracts for CLP 758,663 thousand (CLP 52.786.176 thousand as of December 31, 2020). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)
Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair Value Measurement at December 31, 2021
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data

	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Assets
Current and non-current assets
Other current financial assets	-	961,705	~~-~~	961,705
Other non-current financial assets	-	281,337,127	~~-~~	281,337,127
Total assets	-	282,298,832	-	282,298,832

Liabilities
Current and non-current liabilities
Other current financial liabilities	-	758,663	-	758,663
Other non-current financial liabilities	-	-	-	-
Total liabilities	-	758,663	~~-~~	758,663

	Fair Value Measurement at December 31, 2020
	Quoted prices in active markets for identical assets or liabilities	Observable market data	Unobservable market data

	(Level 1)	(Level 2)	(Level 3)	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Assets
Current assets
Other current financial assets	-	-	~~-~~	-
Other non-current financial assets	-	150,983,295	~~-~~	150,983,295
Total assets	-	150,983,295	-	150,983,295

Liabilities
Current liabilities
Other current financial liabilities	-	1,217,322	-	1,217,322
Other non-current financial liabilities	-	51,568,854	-	51,568,854
Total liabilities	-	52,786,176	-	52,786,176

23 – LITIGATION AND CONTINGENCIES

23.1       Lawsuits and other legal actions:

In the opinion of the Company's legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,917,657 thousand (CLP 778,065 thousand in 2020). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. Additionally, Embotelladora del Atlántico S.A. maintains time deposits for an amount of CLP 276,971 thousand to guaranty judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. faces labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 53,965,870 thousand (CLP 47,945,921 thousand in 2020). Management considers it unlikely that non-provisioned contingencies will affect the Company's income and equity, based on the opinion of its legal counsel. As it is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains Deposit in courts and assets given in pledge to secure the compliance of certain processes, irrespective of whether these have been classified as a possible, probable or remote. The amounts deposited or pledged as legal guarantees As of December 31, 2021, amounted to CLP 23,502,962 thousand (CLP 21,054,433 thousand as of December 31, 2020).

Part of the assets held under warranty by Rio de Janeiro Refrescos Ltda. as of December 31, 2014, are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 1,530,835,558, with different Financial Institutions and Insurance Companies in Brazil, these entities receive an annual commission fee of 0.61%. and become responsible of fulfilling obligations with the Brazilian tax authorities should any trial result against Rio de Janeiro Refrescos Ltda. Additionally, if the warranty and bail letters are executed, Rio de Janeiro Refrescos Ltda. promises to reimburse to the financial institutions and Insurance Companies any amounts disbursed by them to the Brazilian government.

Main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies resulting from credits on tax on industrialized products (IPI).

Rio de Janeiro Refrescos is a party to a series of proceedings under way, in which the Brazilian federal tax authorities demand payment of value-added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 2,774,605,147 as of the date of these financial statements.

The Company does not share the position of the Brazilian tax authority in these procedures and considers that it was entitled to claim IPI tax credits in connection with purchases of certain exempt raw materials from suppliers located in the Manaus free trade zone.

Based on the opinion of its advisers, and legal outcomes to date, Management estimates that these procedures do not represent probable losses and has not recorded a provision on these matters.

Notwithstanding the above, the IFRS related to business combination in terms of distribution of the purchase price establish that contingencies must be measured one by one according to their probability of occurrence and discounted at fair value from the date on which it is deemed the loss can be generated. As a result of the acquisition of Companhia de Bebidas Ipiranga in 2013 and pursuant to this criterion and although there are contingencies listed only as possible for BRL 708,345,690 (amount includes adjustments for current lawsuits) a start provision has been generated in the accounting of the business combination for BRL 141,639,007.

b)	Other tax contingencies.

They refer to ICMS-SP tax administrative processes that challenge the credits derived from the acquisition of tax-exempt products acquired by the Company from a supplier located in the Manaus Free Zone. The total amount is BRL 415,170,501 being assessed by external attorneys as a remote loss, so it has no accounting provision.

The company was challenged by the federal tax authority for tax deductibility of a portion of goodwill in the 2014-2016 period arising from the acquisition of Companhia de Bebidas Ipiranga. The tax authority understands that the entity that acquired Companhia de Bebidas Ipiranga is Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the view of external lawyers, such a statement is erroneous, classifying it as a possible loss. The value of this process is BRL 488,331,303, as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries face labor, tax, civil and trade lawsuits. Accounting provisions have been made for the contingency of a probable loss because of these lawsuits, totaling CLP 1,487,509 thousand (CLP 1,300,587 thousand as of December 31, 2020). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. faces tax, trade, labor and other lawsuits. Accounting provisions have been made for the contingency of any loss because of these lawsuits amounting to CLP 41.370 thousand (CLP 34,747 thousand as of December 31, 2020). Management considers it is unlikely that non-provisioned contingencies will affect income and equity of the Company, in the opinion of its legal advisors.

23.2       Direct guarantees and restricted assets:

Guarantees and restricted assets are detailed as follows:

Guarantees that commit assets recognized in the financial statements:

	Committed assets				Accounting value
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2021	12.31.2020
					CLP (000’s)	CLP (000’s)
Transportes San Martin	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	-	2,907
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	86,416	-
Cooperativa Agricola Pisquera Elqui Limitada	Embotelladora Andina S.A.	Parent company	Cash	Otros activos financieros no corrientes	1,216,865	1,216,865
Mall Plaza	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	290,890	-
Serv. Nacional Aduanas	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	18,583	-
Metro S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	24,335	-
Parque Arauco S.A.	Embotelladora Andina S.A.	Parent company	Cash	Trade Accounts and Other Accounts Receivable	126,136	-
Several Retail	Vending	Subsidiary	Cash	Trade Accounts and Other Accounts Receivable	63,792	-
Several Retail	Transportes Refrescos	Subsidiary	Cash	Trade Accounts and Other Accounts Receivable	628	-
Several Retail	Transportes Polar	Subsidiary	Cash	Trade Accounts and Other Accounts Receivable	69,745	15,751
Labor claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,057,282	5,329,947
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,562,747	5,882,379
Governmental entities	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and Equipment	Property, Plant and Equipment	10,882,933	9,842,108
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	164	169
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	247	253
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	176	181
Labarda	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3	3
Municipalidad Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,230	-
Municipalidad San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	18,153	18,650
Municipalidad Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	734	754
Municipalidad Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	113,530	116,641
Others	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	35	36
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,480	1,521
Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	-	2,114
Several stores	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	-	13,140
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Cash deposit	Other current non-financial assets	-	286
Municipalidad de Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	237	243
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,009	2,064
Mirgoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	50	51
Farias Matias Luis	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	922	947
Temas Industriales SA - Embargo General de Fondos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	103,110	-
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	18,502	19,009
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	3,289	3,379
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,056	2,112
Mariano Mirgoni	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	105,936
Jose Luis Kreitzer, Alexis Beade Y Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	8,143	-
Causa Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,902	-
Marcus A.Peña	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant and Equipment	5,692	4,011
Mauricio J Cordero C	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant and Equipment	987	814
José Ruoti Maltese	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant and Equipment	712	655
Alejandro Galeano	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant and Equipment	1,365	1,132
Ana Maria Mazó	Paraguay Refrescos	Subsidiary	Real estate	Property, Plant and Equipment	1,300	1,077

Guarantees that do not commit assets recognized in the Financial Statements:

	Committed assets				Amounts involved
Guaranty creditor	Debtor name	Relationship	Guaranty	Type	12.31.2021	12.31.2020
					CLP (000’s)	CLP (000’s)
Labor procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	1,593,498	1,527,347
Administrative procedures	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	4,717,824	8,860,598
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	153,491,717	147,841,989
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	64,725,638	46,031,398
Sorocaba Refrescos	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Guarantor	3,027,291	2,736,159
Others	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guaranty receipt	Legal proceeding	3,390,177	1,715,099
Aduana de EZEIZA	Embotelladora del Atlántico S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	-	3,150
Aduana de EZEIZA	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful compliance of contract	637,631	143,615

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

As of the closing date of these financial statements, the Company maintains all its debt liabilities at a fixed rate as to avoid fluctuations in financial expenses resulting from tax rate increases.

The Company’s greatest indebtedness corresponds to six contracts for own issued Chilean local bonds at a fixed rate, which currently have an outstanding balance of UF 15.45 million denominated in UF (“UF”), debt indexed to inflation in Chile (Company sales are correlated with the UF variation), of which five of these Local Bonds have been redenominated through Cross Currency Swaps to Chilean Pesos (CLP).

On the other hand, there is also the Company’s indebtedness on the international market through two 144A/RegS Bonds at a fixed rate, one for USD 365 million, denominated in dollars, and practically 100% of which has been re-denominated to BRL through Cross Currency Swaps, and another one for USD 300 million denominated in USD, and practically 100% of which has been re-denominated to Unidades de Fomento (UF) through Cross Currency Swaps.

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a wide base of more than 283 thousand clients implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of a same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.             Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.            Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.           Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract. In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A. (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales.

b)    Financial investments

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The company is exposed to three types of risk caused by exchange rate volatility:

a)   Exposure of foreign investment

This risk originates from the translation of net investment from the functional currency of each country (Brazilian Real, Paraguayan Guaraní, and Argentine Peso) to the Parent Company’s reporting currency (Chilean Peso). Appreciation or devaluation of the Chilean Peso with respect to the functional currencies of each country, originates decreases and increases in equity, respectively. The Company does not hedge this risk.

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Currency variation at closing	+18.8%	+9.4%	-2.7%	+19.1%

	Brazil	Argentina	Paraguay
	CLP (000’s)	CLP (000’s)	CLP (000’s)
Total assets	903,369,847	334,076,764	343,269,734
Total liabilities	644,077,808	122,221,435	51,449,972
Net investment	259,292,039	211,855,329	291,819,762
Share on income	24.3%	24.0%	7.6%

-5% variation impact on currency translation
Impact on results for the period	(2,171,576)	(980,976)	(1,942,324)
Impact on equity at closing	(12,076,796)	(6,738,919)	(13,162,380)

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results.

In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U.S. dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities.

By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

b) Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is subject to a risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together, account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years, with interest calculated for each period:

	Payments on the year of maturity
Item	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Bank debt	26,617	-	-	4,000,000	-
Bonds payable	25,383,339	321,636,043	13,915,567	14,545,378	670,564,954
Lease obligations	8,191,535	4,949,066	2,975,353	2,641,096	5,821,515
Contractual obligations (1)	85,354,594	31,678,743	9,036,380	8,992,060	4,950,895
Total	118,956,085	358,263,852	25,927,300	30,178,534	681,337,364

(1) Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

COVID-19-Related Risk

As a result of the impact that COVID-19 is having in different countries around the world, including its recent outbreak in the region where we operate, Coca-Cola Andina is adopting measures necessary to protect its employees and to ensure the continuity of the Company’s operations.

Among the measures it has adopted to protect its employees are the following:

•	campaign to educate our employees on actions to be taken to avoid the spread of COVID-19;
•	sending home any employee that has been exposed to the virus;
•	implementation of additional cleaning protocols for our facilities;
•	modifying certain work practices and activities, keeping customer service:
-	home office has been implemented for those positions where work can be performed remotely
-	domestic and international traveling has been canceled
•	providing personal protective equipment to all our employees who need to keep working at plants and distribution centers, as well as to truck drivers and assistants, including face masks and sanitizers.
•	We developed a plan to promote and encourage voluntary vaccination of our own employees and direct third parties, with weekly monitoring of the evolution of the vaccination status at the regional level.
•	In our plants and distribution centers, we established a preventive protocol for the application of COVID-19 PCR and antigen tests to detect and isolate infected people and identify close contacts.

Since mid-March 2020, governments of the countries where the Company operates, have adopted several measures to reduce infection rates of COVID-19. Among these measures are, closing of schools, universities, shopping centers, restaurants and bars, prohibiting social gathering events, issuing stay-at-home orders and establishing quarantine requirements, imposing additional sanitary requirements on exports and imports, and limiting international travel and closing borders. Governments in the countries where we operate have also announced economic stimulus programs for families and businesses, including in Argentina a restriction on workforce reductions. To date, none of our plants has had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed by the authorities in the four countries where we operate, we have seen a great volatility in our sales across channels. During this fiscal year, at a consolidated level, we have observed an improvement in the relative share of our sales channels. Because the pandemic and the actions taken by governments are changing very rapidly, we believe it is too early to draw conclusions regarding changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to uncertainties regarding the COVID-19 pandemic and the above-mentioned government restrictions, including how long these conditions may persist, and the effects they will have on our sales volumes and our business in general, we cannot accurately predict the ultimate financial impact from these new trends. In any event, we estimate that the Company will not face liquidity constraints, or difficulties in complying with covenants under our debt instruments. We do not anticipate any significant provisions or impairments at this time.

25 – EXPENSES BY NATURE

Other expenses by nature are:

	01.01.2021	01.01.2020
Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Direct production costs	1,192,363,804	862,383,664
Payroll and employee benefits	301,522,420	252,337,262
Transportation and distribution	174,253,526	126,683,586
Advertisement	28,475,957	6,917,300
Depreciation y amortization	104,775,303	110,920,517
Repairs and maintenance	38,631,914	25,971,485
Other expenses	84,272,085	73,455,798
Total (1)	1,924,295,009	1,458,669,612

(1)	Corresponds to the addition of cost of sales, administrative expenses and distribution costs

26 – OTHER INCOME

Other income by functio is detailed as follows:

	01.01.2021	01.01.2020
Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Gain on disposal of Property, plant and equipment	480,401	16,005
Recovery of PIS credit and COFINS (1)	-	6,744,341
Others	857,477	1,595,952
Total	1,337,878	8,356,298

(1)	See Note 6 for more information on recovery.

27 – OTHER EXPENSES BY FUNCTION

Other expenses by function are detailed as follows:

	01.01.2021	01.01.2020
Description	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Contingencies and associated non-operating fees	7,950,093	1,081,812
Tax on bank debts and other bank expenses	5,270,040	3,367,615
Write-offs and disposal of Property, plant and equipment	417,623	7,972,976
Others	1,574,034	5,007,853
Total	15,211,790	17,430,256

28 – FINANCIAL INCOME AND COSTS

Financial income and costs are detailed as follows:

a)	Financial income
	01.01.2021	01.01.2020
Description	12.31.2021	12.31.2020
	CLP (000’S)	CLP (000’S)
Interest income	2,196,886	7,931,055
Ipiranga purchase warranty restatement	11,290	7,674
Recovery of PIS credit and COFINS (1)	1,312,930	5,124,810
Other financial income	4,270,763	1,882,340
Total	7,791,869	14,945,879

(1)	See Note 6 for more information on recovery.

b)	Financial costs
	01.01.2021	01.01.2020
Description	12.31.2021	12.31.2020
	CLP (000’S)	CLP (000’S)
Bond interest	48,624,062	45,927,500
Bank loan interest	267,012	1,186,731
Lease interest	1,816,506	1,873,571
Other financial costs	2,284,876	5,785,035
Total	52,992,456	54,772,837

29 – OTHER (LOSSES) GAINS

Other (losses) gains are detailed as follows:

	01.01.2021	01.01.2020
Description	12.31.2021	12.31.2020
	CLP (000’S)	CLP (000’S)
Other gains (losses)	-	287
Total	-	287

30 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	12.31.2021	12.31.2020
	CLP (000’s)	CLP (000’s)
Cash and cash equivalent	304,312,020	309,530,699
USD	13,640,823	21,332,268
EUR	2,838,102	223,449
CLP	176,278,025	201,936,140
BRL	56,272,827	49,528,425
ARS	22,425,407	14,821,502
PGY	32,856,836	21,688,915

Other current financial assets	195,470,749	140,304,853
CLP	194,834,125	139,449,882
BRL	140,544	10,171
ARS	481,148	844,800
PGY	14,932	-

Other non-current financial assets	14,719,104	13,374,381
USD	1,141,780	1,723,989
EUR	77,526	621,516
UF	256,912	493,546
CLP	6,282,535	1,900,762
BRL	1,183,076	1,300,995
ARS	3,831,513	6,052,294
PGY	1,945,762	1,281,279

Trade debtors and other accounts payable	265,490,626	194,021,253
USD	2,347,439	901,930
UF	69,142	65,250
CLP	147,478,959	105,340,179
BRL	76,173,944	67,423,832
ARS	32,330,010	14,928,954
PGY	7,091,132	5,361,108

Accounts receivable related entities	9,419,050	11,875,408
CLP	6,674,178	6,965,894
BRL	87,865	41,878
ARS	2,657,007	4,867,636

Inventory	191,350,206	127,972,650
CLP	77,225,374	54,112,760
BRL	44,848,239	31,446,180
ARS	54,376,217	32,214,119
PGY	14,900,376	10,199,591

Current tax assets	10,224,368	218,472
CLP	5,574,826	218,472
BRL	4,649,542	-

Total current assets	990,986,123	797,297,716
USD	17,130,042	23,958,187
EUR	2,915,628	844,965
UF	326,054	558,796
CLP	614,348,022	509,924,089
BRL	183,356,037	149,751,481
ARS	116,101,302	73,729,305
PGY	56,809,038	38,530,893

NON-CURRENT ASSETS	12.31.2021	12.31.2020
	CLP (000's)	CLP (000’s)
Other non-current assets	296,632,012	162,013,278
UF	34,239,224	7,515,981
CLP	55,469,858	-
BRL	192,844,909	144,684,180
ARS	14,078,021	9,813,117

Other non-current, non-financial assets	70,861,616	90,242,672
USD	673,524	-
UF	-	338,014
CLP	419,910	47,530
BRL	66,621,741	88,001,852
ARS	1,836,280	1,825,631
PGY	1,310,161	29,645

Non-current accounts receivable	126,464	73,862
UF	7,089	32,219
CLP	76,649	-
ARS	-	1,211
PGY	42,726	40,432

Non-current accounts receivable related entities	98,941	138,346
CLP	98,941	138,346

Investments accounted for using the equity method	91,489,194	87,956,354
CLP	52,519,699	50,628,307
BRL	38,969,495	37,328,047

Intangible assets other than goodwill	659,631,543	604,514,165
USD	-	3,959,421
CLP	311,086,862	306,202,181
BRL	159,307,806	139,166,117
ARS	7,560,882	2,591,026
PGY	181,675,993	152,595,420

Goodwill	118,042,900	98,325,593
CLP	9,523,767	9,523,767
BRL	60,830,705	54,980,669
ARS	39,976,392	27,343,642
PGY	7,712,036	6,477,515

Property, plant and equipment	716,379,127	605,576,545
EUR	404,450
CLP	273,812,253	255,963,912
BRL	201,527,151	179,286,945
ARS	152,227,991	103,227,548
PGY	88,407,282	67,098,140

Deferred tax assets	1,858,727	1,925,869
CLP	1,858,727	1,925,869

Total non-current assets	1,955,120,524	1,650,766,684
USD	673,524	3,959,421
EUR	404,450
UF	34,246,313	7,886,214
CLP	704,866,666	624,429,912
BRL	720,101,807	643,447,810
ARS	215,679,566	144,802,175
PGY	279,148,198	226,241,152

	12.31.2021			12.31.2020
CURRENT LIABILITIES	Up to 90 days	90 days up to 1 year	Total	Up to 90 days	90 days up to 1 year	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Other current financial liabilities	10.887.752	36.875.287	47.763.039	9.270.838	29.295.886	38.566.724
USD	233.993	8.329.598	8.563.591	72.655	6.704.245	6.776.900
UF	9.155.688	10.086.725	19.242.413	7.799.637	5.272.547	13.072.184
CLP	923.663	13.491.768	14.415.431	908.790	13.489.310	14.398.100
BRL	413.835	1.381.397	1.795.232	362.854	1.245.940	1.608.794
ARS	94.094	2.272.643	2.366.737	70.950	1.578.082	1.649.032
PGY	66.479	1.313.156	1.379.635	55.952	1.005.762	1.061.714

Current trade accounts and other accounts payable	312.643.627	14.765.580	327.409.207	227.503.270	2.942.539	230.445.809
USD	20.438.936	1.309.678	21.748.614	8.972.065	-	8.972.065
EUR	6.093.006	-	6.093.006	1.622.411	-	1.622.411
UF	2.359.381	-	2.359.381	-	-	-
CLP	142.370.837	13.455.902	155.826.739	108.670.085	2.942.539	111.612.624
BRL	74.142.872	-	74.142.872	58.136.480	-	58.136.480
ARS	52.030.144	-	52.030.144	33.511.747	-	33.511.747
PGY	15.208.451	-	15.208.451	15.878.527	-	15.878.527
Other Currencies	-	-	-	711.955	-	711.955

Current accounts payable to related entities	56.103.461	-	56.103.461	39.541.968	-	39.541.968
CLP	29.349.401	-	29.349.401	23.884.687	-	23.884.687
BRL	16.799.532	-	16.799.532	10.809.085	-	10.809.085
ARS	9.893.495	-	9.893.495	4.848.196	-	4.848.196
PGY	61.033	-	61.033	-	-	-

Other current provisions	1.082.929	445.950	1.528.879	805.842	529.495	1.335.337
CLP	1.082.929	404.580	1.487.509	805.842	494.748	1.300.590
PGY	-	41.370	41.370	-	34.747	34.747

Current tax liabilities	20.733.623	9.779.164	30.512.787	4.590.876	4.237.723	8.828.599
CLP	20.038.643	8.452	20.047.095	173.771	3.414.859	3.588.630
BRL	-	-	-	4.249.909	-	4.249.909
ARS	694.980	8.524.083	9.219.063	167.196	439.641	606.837
PGY	-	1.246.629	1.246.629	-	383.223	383.223

Current employee benefit provisions	13.434.697	21.577.375	35.012.072	17.027.427	14.043.592	31.071.019
CLP	1.181.717	7.327.637	8.509.354	1.168.973	5.799.389	6.968.362
BRL	11.649.154	-	11.649.154	15.325.256	-	15.325.256
ARS	603.826	12.529.323	13.133.149	533.198	6.701.756	7.234.954
PGY	-	1.720.415	1.720.415	-	1.542.447	1.542.447

Other current non-financial liabilities	612.391	30.625.443	31.237.834	620.609	27.646.121	28.266.730
CLP	612.391	30.472.381	31.084.772	598.769	27.551.000	28.149.769
ARS	-	18.234	18.234	21.840	-	21.840
PGY	-	134.828	134.828	-	95.121	95.121

Total current liabilities	415.498.480	114.068.799	529.567.279	299.360.830	78.695.356	378.056.186
USD	20.672.929	9.639.276	30.312.205	9.044.720	6.704.245	15.748.965
EUR	6.093.006	-	6.093.006	1.622.411	-	1.622.411
UF	11.515.069	10.086.725	21.601.794	7.799.637	5.272.547	13.072.184
CLP	195.559.581	65.160.720	260.720.301	136.210.917	53.691.845	189.902.762
BRL	103.005.393	1.381.397	104.386.790	88.883.584	1.245.940	90.129.524
ARS	63.316.539	23.344.283	86.660.822	39.153.127	8.719.479	47.872.606
PGY	15.335.963	4.456.398	19.792.361	15.934.479	3.061.300	18.995.779
Other Currencies	-	-	-	711.955	-	711.955

	12.31.2021				12.31.2020
NON-CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Other non-current financial liabilities	35,164,178	331,118,858	674,765,936	1,041,048,972	31,811,687	279,600,958	678,416,924	989,829,569
USD	1,726,426	308,546,732	247,094,136	557,367,294	366,652	259,746,604	207,280,189	467,393,445
UF	29,821,850	15,453,105	423,470,818	468,745,773	24,669,188	13,214,387	414,689,041	452,572,616
CLP	602,887	4,000,000	-	4,602,887	4,089,001	4,000,000	51,568,854	59,657,855
BRL	2,926,876	3,119,021	4,200,982	10,246,879	2,394,281	2,639,967	4,878,840	9,913,088
ARS	86,139	-	-	86,139	128,930	-	-	128,930
PGY	-	-	-	-	163,635	-	-	163,635

Non-current accounts payable	256,273	-	-	256,273	295,279	-	-	295,279
CLP	256,273	-	-	256,273	293,176	-	-	293,176
ARS	-	-	-	-	2,103	-	-	2,103

Accounts payable related companies	11,557,723	-	-	11,557,723	10,790,089	-	-	10,790,089
BRL	11,557,723	-	-	11,557,723	10,790,089	-	-	10,790,089

Other non-current provisions	1,917,655	53,965,872	-	55,883,527	789,016	47,945,920	-	48,734,936
BRL	-	53,965,872	-	53,965,872	-	47,945,920	-	47,945,920
ARS	1,917,655	-	-	1,917,655	789,016	-	-	789,016

Deferred tax liabilities	21,365,277	35,470,702	111,618,848	168,454,827	10,677,151	38,508,424	104,483,972	153,669,547
CLP	3,619,149	1,845,868	95,076,888	100,541,905	1,604,289	1,070,325	90,781,152	93,455,766
BRL	-	33,624,834	-	33,624,834	-	37,438,099	-	37,438,099
ARS	17,746,128	-	-	17,746,128	9,072,862	-	-	9,072,862
PGY	-	-	16,541,960	16,541,960	-	-	13,702,820	13,702,820
					-	-	-	-
Non-current employee benefit provisions	1.329.992	62,456	12,747,222	14,139,670	911,873	145,165	12,578,520	13,635,558
CLP	629,798	62,456	12,747,222	13,439,476	378,733	145,165	12,578,520	13,102,418
PGY	700,194	-	-	700,194	533,140	-	-	533,140

Other non-financial liabilities	21,113	23,763,704	-	23,784,817	35,315	21,436,733	-	21,472,048
BRL	-	23,763,704	-	23,763,704	-	21,436,733	-	21,436,733
ARS	21,113	-	-	21,113	35,315	-	-	35,315

Other non-financial liabilities	-	-	-	-	20,597	-	-	20,597
CLP	-	-	-	-	20,597	-	-	20,597

Total non-current liabilities	71,612,211	444,381,592	799,132,006	1,315,125,809	55,331,007	387,637,200	795,479,416	1,238,447,623
USD	1,726,426	308,546,732	247,094,136	557,367,294	366,652	259,746,604	207,280,189	467,393,445
UF	29,821,850	15,453,105	423,470,818	468,745,773	24,669,188	13,214,387	414,689,041	452,572,616
CLP	5,108,107	5,908,324	107,824,110	118,840,541	6,385,796	5,215,490	154,928,526	166,529,812
BRL	14,484,599	114,473,431	4,200,982	133,159,012	13,184,370	109,460,719	4,878,840	127,523,929
ARS	19,771,035	-	-	19,771,035	10,028,226	-	-	10,028,226
PGY	700,194	-	16,541,960	17,242,154	696,775	-	13,702,820	14,399,595

31 – ENVIRONMENT (non-audited)

The Company has made disbursements for improvements in industrial processes, equipment to measure industrial waste flows, laboratory analysis, consulting on environmental impacts and others.

These disbursements by country are detailed as follows:

	2021 period		Future commitments
Country	Recorded as Expenses	Capitalized to Property, plant and equipment	To be Recorded as Expenses	To be Capitalized to Property, plant and equipment
	CLP (000’s)	CLP (000’s)	CLP (000’s)	CLP (000’s)
Chile	684,229	-	-	-
Argentina	229,735	22,088	123,814	-
Brazil	1,249,215	1,423,301	809,487	1,423,301
Paraguay	150,965	491,231	-	-
Total	2,314,144	1,936,620	933,301	1,423,301

32 – SUBSEQUENT EVENTS

During February 2022, Chile’s Financial Market Commission (CMF) ratified the financial covenant for bond lines No. 254, No. 641, bond line No. 760 and bond line No. 912. For further information see Note 17.2

No other events have occurred after December 31, 2021, that may significantly affect the Company's consolidated financial situation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name:	Andrés Wainer
Title:	Chief Financial Officer

Santiago, March 10, 2022